Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

The following comments were made at the Marathon Petroleum Corporation and MPLX LP 2015 Analyst & Investor Day in New York, New York on December 3, 2015 and made available for replay on MPLX LP’s website.

This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP ("MPLX"), Marathon Petroleum Corporation ("MPC"), and MarkWest Energy Partners, L.P. ("MWE"). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX, MPC, and MWE. You can identify forward-looking statements by words such as "anticipate," "believe," "estimate," "objective," "expect," "forecast," "guidance," "imply," "plan," "project," "potential," "could," "may," "should," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward- looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and are difficult to predict. In addition to other factors described herein that could cause MPLX's or MWE's actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX's ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPLX's or MWE's actual results to differ materially from those implied in the forward-looking statements include: the ability to satisfy conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX's and MWE's respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX's commercial agreements; each company's ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX's capital budget; other risk factors inherent to MPLX or MWE's industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended Sept. 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction, are also more fully discussed in the joint proxy statement and prospectus included in the registration statement on Form S-4 filed by MPLX and declared effective by the SEC on Oct. 29, 2015, as supplemented. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC's ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; other risk factors inherent to MPC's industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC.

In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX's Form 10-K, in MPC's Form 10-K, or in MWE's Form 10-K and Form 10-Qs could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at HYPERLINK "http://ir.mplx.com/" http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at HYPERLINK "http://ir.marathonpetroleum.com/" http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MWE's Form 10-K and Form 10-Qs are available on the SEC website, MWE's website at HYPERLINK "http://investor.markwest.com/" http://investor.markwest.com or by contacting MWE's Investor Relations office.

Additional Information and Where to Find It

In connection with the proposed acquisition, MPLX and MWE have filed relevant materials with the SEC, including MPLX's registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus declared effective by the SEC on Oct. 29, 2015 and a supplement to the proxy statement/prospectus filed on Nov. 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC's website, HYPERLINK "http://www.sec.gov/" http://www.sec.gov, or for free from MPLX LP at its website, HYPERLINK "http://ir.mplx.com/" http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at HYPERLINK "mailto:investorrelations@markwest.com" investorrelations@markwest.com.

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MANAGEMENT DISCUSSION SECTION
Tom Kaczynski, Vice President and Treasurer, Finance & Investor Relations
Well, good morning and welcome. My name is Tom Kaczynski, I’m Marathon’s relatively new VP and Treasurer and Finance and Investor Relations. And I’d like to welcome you this morning to Marathon and MPLX Analyst Day. I Think, you’re going to find we had a very exciting and informative session for you this morning.

Before we get started, I would like to introduce members of the team, that will be presenting here today. We have Gary Heminger, our President and Chief Executive Officer for both Marathon and MPLX; Don Templin, MPC’s Executive VP, Supply, Transportation and Marketing and MPLX’s Executive Vice President; Rich Bedell, Marathon’s Senior Vice President for Refining; Tony Kenny, President of Speedway; Pam Beall, Marathon’s Senior Vice President of Corporate Planning, Government and Public Affairs and MPLX’s President; Frank Semple, MarkWest Chairman, President and CEO; Nancy Buese, who is MarkWest’s Executive VP and Chief Financial Officer; Tim Griffith, Marathon’s Senior Vice President and CFO & CFO of MPLX. Also with us today, we have Mike Palmer, MPC’s Senior Vice President of Supply, Distribution and Planning; and John Quaid, Marathon’s Vice President and Controller.

Before, I get started also I’d like to point out, there are some safety cards, under your seats or on your table. The cards include a map and instructions, in case there would be an emergency.

Also I would like to point you to our Safe Harbor statements, it’s obviously reminder that we’ll be making forward-looking statements this morning, both in the presentation, and in the following question and answer session. Our comments could change and of course included here are is the Safe Harbor and you’ll find the same statement if you want to take a look at in our SEC filings.

Our prepared remarks this morning will last about 90 minutes and we’ll follow up with a Q&A session thereafter. There are no scheduled breaks. So, if you do have to get up and leave the room. Please feel free to do so.

And with that, I will turn the presentation over to our present CEO, Gary Heminger. Gary?

Gary R. Heminger, President, Chief Executive Officer & Director
Thank you. Good morning to everyone and I appreciate you attending our Analyst Meeting. This is the third Analyst Meeting we’ve had since we spun the company in 2011. And as we were preparing our remarks for this meeting, it became very clear to us that, and what I really want to talk about is, where we started in 2011, then I was back here in 2013, in both cases, I explain to you what our plans were, what we’re going to do, and today, I’m going to start off by talking about the achievements of what we talked about in that short period of time. But the most important thing that I want to get across, is I believe that leads to our credibility. You will see that in all cases, what we stated that - what we were going to do, we have over achieved in accomplishing those goals. So, you’ll see that is the framework of what we’re going to talk about today.

During our 2011 and 2013 meetings, I talked about things that are on this slide, where we are going to enhance refining margins, grow our Speedway and Marathon brand volume, pursue selective acquisitions and mergers, and therefore grow the stable cash flow parts of our business. And at all times, being capital disciplined and returning capital to shareholders. And I think it’s very important to illustrate in these acquisitions that we pursued and have closed, in all cases, they were high quality, long-term assets. We are not here to grow just to say that we are growing. We have been able to pursue these investments, put them together, but in all cases, they’re very high quality assets.

We’ve been able to deliver shareholder value to this transformation , and this time mine [indiscernible] illustrates the key marks throughout the last four and half years, and illustrates really the reason for the growth in our share price, now approximately 175% since our spin, but I believe you will see during our presentation that we still think there is tremendous value that has not reflected in the share price.

So let me talk about the basic tenants and the center [ph] PCU well of what our team is going to talk about today, and that’s our priorities for continued value creation. First of all, and it’s all license to operate or maintain a very strong safety environmental performance, and I’ll go through some of the metrics here in just a second.

Secondly, we got to balance our capital returns with value enhancing investments or capital returns of buying back shares, increasing the - or continuing to have the rhythm of our dividend increase that we have illustrated prior, but also with the discipline capital investment to have a growth part of the equation as well. You’ll find that our investments are not about necessarily growing volume in refining, but enhancing margins within refining and you’ll see that Rich is going to talk about the center piece of refining right now. You recall in 2009, we finished a big gallon or Garyville expansion, what we’re going to talk about now is that the [ph] bones if you will of the Galveston Bay Refinery. So, tremendous refinery, it just needed a lot of care and a lot of management and lot of TLC. We’re now going to show you, how we’re going to harvest Galveston Bay, investments we’re going to make at Galveston Bay with very high returns over the next four years to five years.

At the same time, we’re going to continue to increase our export capacity, Don Templin will talk a little bit about our exports, all-in-all this is - this our strategy is about increasing our margins to process improvement.

And then lastly, we’ll talk about our pure leading distribution growth at MPLX and growing our speedway operation. In both cases, high value businesses, long sustaining cash flows, that’s what we talk to you about in 2013 and that will be the center piece of what we’re going to review today.

So, first of all, on safety. As I say, this is our license to operate, but I’m very proud of our team and the actions of which they’ve been able to execute and implement. As you can see on OSHA Recordable Incident Rate, we continue over the last five years to be a very solid performer beating the industry average and a very, very solid on Days Away Rate for - as compared to the industry and our environmental designated environmental incidence, as well continue to be industry-leading on how we perform. This just isn’t refining, this is across our entire pipelines, speedway operation as well.

Throughout - before I get to the dividend chart here, I want to make a key point. Within our refineries, we have four of our seven refineries that our VPP qualified and very few within the industry meet this criteria. Another important point, the USEPA puts out an energy efficiency metric, and Marathon has 33 of the 44 - over the last six years, we have received 33 of the 44. Therefore, 75% of all of the energy efficiency awards that have been put up by the USEPA have come to MPC, and we think that is a building competitive advantage on how risk runs as refineries and able to be able to keep our costs very competitive within that group.

As far as returning capital to shareholders, we’ve had a 31.5% CAGR with our dividends, we have increased our dividend five times and we expect to continue a very strong rhythm of our dividend growth going forward. At the same time are returning capital to shareholders. We have authorized $10 billion of share repurchases, we have repurchased a little over $7 billion of those share, which has resulted in a 27% repurchase of shares since we spun the company. A very important metric and Tim will review how this leads to us having one of the highest returns of capital to our unit - our shareholders and unitholders.

So, going forward, looking at our capital budget for 2016, we’re outlining an announcement, we just had approval from our board this Monday that we will have a $4.2 billion capital budget, $2.5 billion of that will be within MPC. And we have listed here about $1.1 billion from refining and marketing, a little over $800 million on the midstream side, Speedway nearly $400 million, and additionally some money spent on the corporate side, which equates to - and this is what I said, we were setting out to do in 2011 and 2013 is that, we’re really going to focus on growing our midstream and those ratable - those businesses that have much more of a ratable cash flow and a much higher multiple in the valuation of your company.

As illustrated here, we’re going to invest about 60% in total in between the midstream and MPLX, another 9% in Speedway, and about 11% in refining margin enhancement businesses, which therefore will result by 2020, we expect to change the complexion of the total company and that complexion being as illustrated here, midstream - the cash flows of midstream almost be the same size as well as from the R&M side of our business, and Speedway being a very, very strong tenant as well.

Let me take a few minutes to talk about the MPLX/MarkWest combination. As you know, it was announced on Tuesday that this transaction was approved by the shareholders gaining almost 80% of the vote from those that cast their ballots, but this adds scale and diversity to MPC. I’ve had a lot of questions over the last couple of years on MPLX and what is your strategy within MPLX and this is why we went out and worked with MarkWest because we felt MarkWest was the highest quality asset in the space, the highest quality asset of where we see the business going forward. And that is, yes, MPLX and MPC, we had a tremendous drop down story, but that drop down story was only going to last so long. And if I look out over the horizon on the downstream side of the business, yes, maybe you’ll build a crude pipeline now and then, maybe you build a refined products pipeline now and then, but you were going to have any scale and size to be able to grow MPLX into the vehicle that we want to take us long term.

Therefore, we step back and really looked in, this wasn’t just shooting from the hip type of a transaction. We’ve studied this for the last two years on. Where do we see the business going strategically, and it was very evident that the natural gas liquid side of the business is where the predominance of investment was going to be, probably somewhere between $500 billion to $750 billion will be spent in the next five years to seven years within this space. So it’s just totally develops all of the investment that you might look at within an R&M side of the business. So the NGL side is a very, very parallel business to richest refining and to the transportation and logistics side of our business. And we thought this make great sense and gives us this platform. So now we not only have the credibility and the strength of our dropdown story. We also have this tremendous organic and then large CapEx opportunities going forward.

We stated very clearly. We have $1.6 billion of dropdown inventory. We now expect as we rollout this transaction early on. We said we didn’t think we’re going to need to any dropdowns probably until late 2017, 2018. We now expect that just due to the changes in the marketplace that within the first half of 2016, we will have the marine drop, and we’ve talked about that in the past, and then we put it on hold, but we’ll have the marine drop, I know Tim and Nancy are going to talk about the financing of that, when they get into their presentation. But in total, we believe the $16 billion, $1.6 billion of EBITDA equate somewhere to a $13 billion to $16 billion of gross proceeds back to MPC. So, all in all, I’ve been very careful not to talk about what we think the overall value of this transaction is back to MPC throughout this acquisition. But we believe that it being very conservative in our valuation that MPLX can contribute $30 to $56 per share incrementally to MPC from this transaction.

So, in summary, before I turn it over to Don, we’re going to drive our top-tier financial performance through our fully integrated system, continues to strategically locate our assets, we don’t try to step out of bounce and go to states where we don’t have contiguous assets, we will continue that the strength that it is illustrated here with the MarkWest assets included with our refineries with all of our marine will continue to be a vertically integrated company that will capture margin, wherever the margin is on that particular day. We expect to have sustained performance and a relentless pursuit of execution. When Tony comes up and talks about the Speedway side of our business, you will note that we’ve already re-identified a 1,050 of the Hess stores that we purchased. When we first put this together this transaction together, we thought that it will take about three years to get this done, that’s the relentless execution, whether it is a turnaround building a big project in refining, building a pipeline, a terminal executing on the Speedway, our relentless goal is to always outperform on the timeline scale and on the budget scale as well.

So, as I turn this over to Don, who is going to give you the macro outlook and then Rich will review refining and Tony Speedway. Then I’ve asked Pam and Frank and Nancy to talk about, MPLX and MarkWest. So, just bear with us for just announce the transaction a day or so ago.

So, Pam is going to review the front end, and talk about the organic projects and the drop down story we have within MPLX. And then Frank will come up and give you a very detailed overview of MarkWest and how that will fold in, with both the organic and large cap dropdowns that we have going forward. And then lastly, Nancy will review the financial side and then Tim will close it up by reviewing the financials of all that MPC.

So, with that, I’ll turn it over to Don.

Donald C. Templin, Chief Financial Officer & Senior Vice President
Good morning. It’s great to be with you this morning. For the next several minutes, I will review our perspective on the macro environment. As we look forward, we view this being a very positive time for MPC and MPLX, and that belief is supported by a number of factors. First, while we think we’ll be in a lower for longer crude price environment and there will be a real downward pressure on the upstream companies, we’re really a margin business, so a flat price to us, does not impact us in the same way that it impacts the down or the upstream companies. And you know we’re very confident in our ability to deliver on the margin side.

Second, we believe domestic downstream companies will continue to have access to price advantage crudes and this is largely a function of the resilience of the shale producers.

Third, our lower feedstock and natural gas price advantage is going to continue to allow us to be able to access the export market, and to be able to play in a very significant way there. And finally, the growth of natural gas and NGL productions will create significant infrastructure opportunities, and we’ll talk about some of those infrastructure opportunities, but we plan to participate in a very meaningful way in those infrastructure build out opportunities.

While prices - while the lot of the lower price environment should be supportive of demand. We think at least in the short-term, and the near-term that a lot of the rebalancing is going to come on the supply side. So, the slowing down of investment on the supply side is going to reduce production somewhat, and that’s going to aid and if you will in the rebalancing.

This slide summarizes some of our views on the near-term to mid-term on the key commodity prices, and the differentials. While we believe that we’ll be in a lower for longer price environment for some period of time. We do think that over 2016, and leading into 2017, that the flat price environment will continue to rise, and we’ll be at the higher end of the crude price and NGL price ranges that we’re showing on these slides.

In the current price environment, the impact on various industries, and the participants were going to vary. We think on the Midstream side, there will be some interesting opportunities, particularly if you’re located in the more prolific or more price advantage region. So we think Utica and Marcellus are going to continue to outperform and that’s a great place to be in the long-term. We also expect the refiners will have upside as the lower prices stimulate demand, I mean this is particularly true in the near-term for gasoline demand in our view.

The next couple of slides that we’ll be showing here will illustrate that while we’re in a lower price environment and that lower price environment is impacted drilling activity, the producers are proven to be quite resilient. We’ve seen production growth slow in some regions, but long-term we still expect that this growth will continue, that’s especially true as I said in some of the more prolific areas like the Utica and the Marcellus.

As you can see from this slide, the producers have become more efficient in terms of what they do for the dollars that they spend. In addition to benefiting from lower costs, the producers are seeing increased production per well, and it’s really - these efficiencies that are helping them or reducing the break evens for them, and it’s one of the reasons why we haven’t really seen a dramatic fall off in production even though you’ve seen rig counts go down, and you’ve seen the amount of capital that’s being invested decrease.

This slide gives our perspective on world liquids demand for the next 10 years or so. We’ve consistently indicated that, we believe that both gasoline and diesel demand will increase over the long-term globally, but we do believe that distillate demand will outpace the gasoline demand over the long-term.

This slide looks at the domestic demand. So what you see here over the long-term, we believe that domestic gasoline demand will decline modestly and that - some of that’s going to occur really as a function of the CAFE standards. But any decline in the gasoline demand from the CAFE standards, we think it will be more than offset by our opportunities in the export market and we do believe that this demand will continue to be strong going forward in the U.S.

Gary Heminger, is mentioned a number of times, that we believe that octane will become more valuable as we go forward. I mean we hold this view for a number of reasons. First it’s the increased use of lighter sale crudes, we believe is impacting the need for octane. So first there has been increased production of naphtha and that’s really led to increase need to do incremental blending to produce finished gasoline.

In addition, some of these shale crudes are providing sort of a lower reformer feed and so we have an incremental increase for octane there. And then thirdly, we think that U.S. auto manufacturers, as they’re trying to meet the CAFE standards are likely to be - to be investing in more higher compression engines, once again we think that will create some incremental demand for octane. So, in light of this octane demand and our view around this, we are evaluating a project, to construction of an alkylation plant. And Frank in his comments around the midstream will talk a little bit more about that opportunity, but we’re very excited about that opportunity.

We consistently, articulated that we believe U.S. refiners and particularly, MPC will have a sustained export advantage going into the future and nothing has changed our view around that - around that perspective. Our access to price advantage crudes and lower natural gas price gives us a lot of confidence that we will be a major player in the export market going forward.

As a result of the cost advantage I just mentioned, growing our exports has been a high priority for us and as you can see over the last several years, we’ve been very successful in doing that. In fact through the third quarter of 2015, we’ve been averaging above 315,000 barrels a day of exported product.

Similar to the crude story, we believe that natural gas production growth will continue well into the future, the primary driver of that growth is going to come from the shale plays. While we don’t - we don’t believe that all shale plays are created equal however, and so there will be certain regions that we think will benefit in a more meaningful way from this growth and we think Utica and Marcellus are two of those regions.

We also expected NGL volume growth will be very significant. As we’ve seen the last several years, NGL production has significantly outpaced the midstream or infrastructure growth and the result is that the net backs to producers have been much lower than they might have been, had there been sufficient processing gathering or exporter takeaway capacity.

A great example of the changing NGL trade flows in the Northeast, so the map on the left hand side, illustrates what the Northeast look like or as historically looked like and they’ve been really an importer of NGLs. Going forward, there is no doubt in our mind that the Northeast will become a significant exporter of NGLs and Utica and Marcellus are going to be one of the key drivers in this paradigm shift. This creates some very interesting investment opportunities in the near to midterm and we expect to and are intending to participate very meaningfully in those opportunities.

As I wrap up my comments, I wanted to summarize what we believe the macro environment means to MPC and to MPLX. We’re well positioned to perform through all the business cycles. Our integrated business model has served us well historically and we are very confident that it will continue to do so going forward. Our refining system will continue to benefit from price advantage groups, lower natural gas costs and the ability to access in a meaningful way the export margin. And the combination of MPLX with a very strong sponsor will create significant investment opportunities now and well into the future.

So with that, I’ll turn it over to Rich Bedell.

Richard D. Bedell, Senior Vice President-Refining
This morning, I will be briefing you on how we’re adding value by increasing margins and reducing operating costs through our capital investment and self-help programs. Also give you an up-to-date update on the Galveston Bay Refinery and how it’s performing. And I’ll show you our plants to combine the Galveston Bay and Texas city refineries into what I would call world-class refining complex.

First, let me start off by giving you an update on the performance of some of the projects that we introduce back in 2013. These projects were the condensate splitters at Catlettsburg and Canton. They were the hydrocracker projects at Garyville and Galveston Bay and then our export expansion projects. As you can see, these projects have exceeded their original projections and have returned almost $900 million in EBITDA already. And in the future, we expect them to continue to provide at a rate about $600 million per year in EBITDA.

We also have a very strong self-help program in our refineries to increase margins through process improvements. These are the type of projects that are in high returns very quickly and require little or no investment. Since 2012, we’ve captured over $800 million in improvements. Almost half of these come from Galveston Bay Refinery, which is really proven to be a very fertile ground for operating and engineering teams to find these improvements. I’ll show you some additional detail around Galveston Bay’s improvements on - in the couple of slides later.

As you recall, we added Galveston Bay Refinery to our system in 2013. Since then, our employees have done a remarkable job, as you can see here, we’ve increased throughputs and we set new production records there. We’ve improved the environmental performance and we achieved the top quartile safety performance.

I’ll particular know is the improvement on the on stream reliability. One way to look at reliability is to look at the measure the loss production - loss production capacity, for mechanical and operating problems. As you can see in the chart, in the upper right-hand corner, reliability is measured by this lost capacity, has improved from about 5% to its now under 2% and it’s approaching the performance of our other refineries.

We’ve also been focused on improving the financial performance of Galveston Bay, by not only capturing the synergies, within our refining system, but also optimizing deep bottlenecking, the process unit, upgrading the catalysts, upgrading the technology, and reducing operating cost.

As you saw on the previous slide, margin improvements over $300 million, and - that we’ve achieved margin improvements of over $300 million this year. And by 2019, we expect that to be over $600 million per year compared to 2012. Some of the improvements come from rationalizing the configurations of the Galveston Bay and Texas City refineries. Inefficient units are going to - start being shutdown, first with the cat cracker 1 at Galveston Bay in 2016. We’ll follow that up in 2017, we’ll be shutting down the Texas City boilers as we interconnect the steam utility system between the two refineries. And then in 2019, we will shut down the Texas City reformer and aromatics units.

These changes along with the new project, we call the South Texas Asset Repositioning project or STAR, we’ll combine these two refineries into a world-class facility. So, let me introduce STAR. Early, I’ve already talked about how well the Galveston Bay refinery has been performing. Reliability is improving, we’re setting new production records, our safety and environmental compliance is improving, and our operating costs were coming down.

While we’ve been working on all this, we haven’t lost site. We’ve been really focused on what’s the ultimate goal for this refinery. What’s - how could we make it achieve its ultimate potential. We found significant opportunities to improve the refineries profitability through a series of projects, not a single project. The four major areas, I’ve listed here, it starts with resid processing, where we will increase our resid processing by upgrading the technology on the resid hydrocracker and expanding it from 70,000 barrels a day to 90,000 barrels a day.

We also have a solvent deasphalter at Galveston Bay that we will improve the recovery and expand it also to recover more gas from the resid. The heavy crude unit in Galveston Bay will revamp, which will increase distillate and gas oil recovery from the crudes, and to gain about 40,000 barrels a day of capacity. A new ULSD hydrotreater will be built to enable the combined Galveston Bay in Texas City, refiners to produce 100% ULSD and ULSK. And finally as I’ve mentioned before, the refineries will be fully integrated, that’s including tankage, blending, utilities and logistics.

After all, phases of the STAR project to complete in 2020, it will contribute $700 million per year in EBITDA. It’s important to realize that this is a multiphase project. It will start earning money 2016, back to 2016 to 2019 as we bring in the first phases, it will be returning by the $100 million in EBITDA a year, and then by 2021 first full year production of the over $700 million. Overall, it’s 26% ROI project added $2 billion investment.

Here’s what complex will look like when we get done. The accrued capacity of 585,000 barrels a day will make it the second largest U.S. refinery, and along with Garyville, we will be having two very robust world-class, world-scale refineries on the Gulf Coast. This refinery will have significant hydrocracking and catalytic cracking capacity. It will produce 100% ULSD, and it will have the capability of exploring large volumes of live products.

Switching to look at our overall system, ULSD demand we’ve talked about is been, we’ve seen as a growth area, not only in the U.S. but also world-wide.

And this slide illustrates that our refining system is well positioned to compete in this market. We look at how our position in distillate hydrotreating, it’s important to note that, there is distillate hydrotreating and there is deep distillate hydrotreating. We need a deep distillate hydrotreating to produce ULSD. Five of our seven refineries already produced 100% ULSD. When we finish the STAR project, a 100% of our capability will be ultra-low sulfur diesel. I think that’s a differentiation for our refining system.

We’ve talked about exports and that market continues to provide a premium market, especially for Galveston Bay and Garyville. Earlier this year, a project to expand Garyville’s gasoline export capacity was completed, and we’re in the process of completing a project at Galveston Bay to increase distillate export capacity.

By 2018, Galveston Bay’s gasoline export capacity will increase by another 115,000 barrels a day. This gives us a great ability to expand our markets, and also to optimize the pipeline in marine shipments out of Galveston Bay and Garyville.

We have got a great portfolio of margin improvement projects throughout our refining system. On this slide, I’ve just highlighted a couple of them. We have two Cat Cracker projects, one at Garyville and one at Detroit. These are excellent examples of how we can continue to extract more value out of our existing assets. Both of these are designed to create more high value products, alkali, propylene and butylenes, and combined they’ll add another $130 million to our EBITDA with investment of $360 million.

Looking forward to our future growth, you can see we have outstanding portfolio of projects that provide an excellent platform. As you see here, by 2020, the STAR, the Cat Cracker and other refining projects will increase our EBITDA by $1 billion a year on an investment of less than $3 billion. Our investment in our refinery growth projects will typically achieve a simple payback in three years. And as you can see here, we’ll continue to thrive this type of high returns to Marathon Petroleum.

Now I’d like to introduce Tony Kenney, President of Speedway.

Anthony R. Kenney, President-Speedway LLC
Thanks Rich. Good morning. I’m pleased to have this opportunity to tell you about Speedway, the company owned and operated retail business of MPC. We’ve been very consistent about our strategy to grow this stable cash flow segment of our business.

Speedway plans to continue to be a top-tier performer in the industry. We will focus on three main growth platforms. First organic growth in both convenience stores and commercial fuelling locations. Secondly, we will pursue quality, C-store acquisition and finally we will build upon the new asset base established with our acquired locations in

2014. From my presentation, I’ll refer to acquired locations to reference the Hess acquisition that we closed on September 30, 2014.

From an overall performance standpoint, Speedway is the number one or number two in key metrics compared to our public peers in the industry. The top graph here shows EBITDA per store per month and this is one of the most important metrics in our business. Our success in achieving this level of performance and to extend this performance across all 2,760 Speedway locations is key to delivering stable and growing cash flow for our segment.

Therefore main components of EBITDA per store, the first one is gross margin contribution from fuel sales and merchandised sales which is shown at the bottom of this chart. Speedway’s margin mix is currently 53% for merchandised sales, it’s shown in the pink, and 47% from light product sales which is shown in the red. Prior to the acquisition of the acquired locations, Speedway’s mix was 65% merchandised margin and 35% light product margins. As we focus on the in-store growth at our acquired locations, our goal is to get back to a two-third merchandise, one-third light product margin mix. And the important point here is that that activities inside of our stores are more predictable and consistent and therefore provide a foundation for stable cash flow. Unlike, the volatility that we experienced from time to time like product margins due to less predictable crude in product markets.

Growing light product volume and merchandise sales are fundamental to driving EBITDA. As you can see Speedway ranks number two in both of these metrics versus our peers. Another key driver of the EBITDA is operating and G&A expense performance. Several companies did not provide enough information in their public data for us to show you their numbers, but what is important here just to know - note that Speedway is a very cost control conscious company as reflected and thus being number one in EBITDA per store overall, but number two in the gross margin. So, the difference of Speedway is lower cost structure per store then our nearest competitors. We plan to maintain our discipline to be a low cost operator, leveraging the technology investments, we have made across our 2,700 in 60 store network.

In 2011, we began emphasizing our strategy to grow our retail business for organic projects and acquisitions, and we plan to continue that strategy. We have a very strong 2015 capital program of $250 million, which includes $292 million that we will spend at the acquired locations, primarily for store conversions and remodels. As capital for the acquired locations moderates through 2017, we will be looking at roughly a run rate of $400 million per year to execute the growth strategy of our program. The categories of Speedway capital projects generally fall in four major areas as shown at the bottom of the slide. I have also shown the historical expected returns for these projects. We have a very strong backlog of projects expected to deliver the same type of returns through the 2016 through 2018 period.

We will continue to build new stores and rebuild stores in existing markets. The new builds have averaged 18% rate of return and the rebuilds have averaged 21%. In 2013, we embarked on an expansion into two new contiguous markets in Western Pennsylvania and in Tennessee. We will continue to expand in these markets and expect to have a 120 stores complete by 2020.

Additionally, with the acquired locations in 2014, we have identified several new areas of opportunity, especially in some very good metro markets in Georgia, South Carolina, and the pan handle of Florida. What is encouraging though if you look across the 22 states Speedway marketing territory, there are still several voids in the geography that we will - that will continue to provide organic growth opportunities complimentary to MPC’s refining and distribution network.

Looking at the future growth [indiscernible] trucking will remain a dominant mode of freight transportation in the U.S. The American trucking association forecast that freight volumes will increase by nearly 29% over the next 10 years and at the same time, the number of trucks on the road will grow from 3.6 million to nearly 4 million. Speedway is executing the strategy to take advantage of this expected growth in diesel demand and provide additional or assured sales for MPC’s increasing diesel production from the refineries.

To capture this expected growth, we are building on a commercial fueling lane or CFL network. CFLs on extension of our existing C stores, where we build or add anywhere from two to five truck lanes on the backside of the store. These locations are typically interstate locations situated on large properties to accommodate the 18 wheel truck traffic without interfering with the C store and auto traffic.

Over the last three years, we have build 53 CFLs throughout the Midwest and these have been some of our very best projects with returns averaging about 23%. Another growth platform, we will continue to pursue is selective, high quality acquisitions. The convenience store industry remains highly fragmented with over 74% of the industries 153,000 convenience stores being owned by companies with 50 stores or less. And the majority of those being single store operators.

These smaller operators will continue to be challenged as they lack the scale to face the increasing costs facing our industry. Our intent is to pursue acquisitions that are synergistic to MPC’s refining supply and logistics footprint. As we have said many times, we captured additional value from refining through retail from our fully integrated downstream system. When you look at this map, and add 2,760 Speedway locations, you can see how they complement MPC’s network. The Speedway locations along with Marathon brand locations providing a shared outlet of roughly 70% of MPC’s production of gasoline. The synergies realized was 70% assured and ratable sales are meaningful, when you consider the efficiencies and scheduling pipeline movements, and the optimization of terminal and transport operations.

Additionally, we’ve been captured higher sales and margin opportunities, due to occasional supply dislocations in markets given the flexibility to move Speedway and Marathon brand demand to other terminals.

Turning to our third growth platform, our acquisition of new locations that we close September 30, 2014. I want to remind you what we told the market when we announced that transaction. We said, we’d spend $570 million through 2017 for the conversion of 1,245 stores for the remodeling of approximately 700 stores and for the annual maintenance capital for those locations. Additionally we forecasted, we’ve achieved a $190 million of synergies and generate $365 million of EBITDA from the acquired stores by the end of 2017.

The conversions and remodels of stores are progressing very well. We’re ahead of schedule and under budget. Today, we have converted 1,052 of the 1,245 stores or 85% to the Speedway brand. Store remodels are also progressing ahead of schedule. To date, we have 228 complete, with 48 currently under construction. Remodels essentially provide the foundation to capture the marketing enhancements or incremental sales and margin synergies that we expect from these locations and these projects will average approximately 18% rate of return.

So let me tell you how far we’ve come in little over one year. From day one, our employees have been working together focusing on providing an exceptional customer experience and creating an environment to capture the synergies of bringing these outstanding assets into the fold.

As we reported on MPC’s third quarter earnings call, we have doubled the synergies expected for our first 12 months of operations. Three main areas of synergies are operating in G&A expense reductions, light product supply and logistics benefits, and the marketing enhancements. Most of the synergies today have come in the first two areas; expense reductions and light product supply benefits. Many of the synergies that we captured in 2015 are repeatable, as reflected in our expectations for increases in 2016 and 2017. Most of the increase from the current level to the $225 million that we now expect in 2017, will come from the marketing enhancements related to the 700 remodel projects that I mentioned earlier.

The acquisition has significantly exceeded our expectations in virtually every area. The conversions, remodels, synergy capture are well ahead of schedule. The team in culture of 36,000 Speedway employees are coming together as one company with one vision. We’ve implemented more than half of over 400 best practices that we identify very early on in our planning process. And most importantly, we have exceeded expectations for overall financial performance.

The right side of this graph shows the original forecast we made to achieve $365 million of EBITDA in 2017. Expectations were to grow EBITDA to $250 million during the first 12 months. And as you can see, we have surpassed that goal and have essentially met the 2017 objective two years early.

To summarize, Speedway is a top performer in the convenient store industry and we expect to maintain that top tier position throughout the execution of our three tier growth strategy. First, we will grow through organic expansion in new and existing markets along with the build out of a commercial fuelling lain network. We’ll continue to pursue the quality acquisitions that are complementary to MPC’s refining and distribution system.

And thirdly, we will continue to build upon the attractive graph growth platform established with the acquired assets. We have an excellent strategy in place with a significant number of high rate return projects identified for 2016 and future years. Speedway is in a great position to continue to deliver growing and stable cash flow beyond $1 billion per year for the years ahead. And now I’d like to introduce Pam Beall.

Pamela K. M. Beall, President & Director
Good morning. If we move to the presentation, I think you’ll agree, how exciting our MarkWest and MPLX combination is. MPLX is an important part of MPC strategy to grow its higher value to more stable cash flow businesses. MPC’s interests in those of the partnerships are very closely aligned and you’ll see that as we go through the presentation. Today, MPLX is primarily serving MPC’s extensive crude oil refining and the refined product marketing operations. With this large balance sheet and investment grade credit portfolio, MPC is committed to growing MPLX and has many ways to support the partnership, including a very large and growing inventory of dropdowns.

MarkWest, on the other hand, is primarily focused on natural gas, and natural gas liquids, gathering, processing and fractionation. And this positions the partnership to participate in growth all across the hydrocarbon value chain, from crude oil and refine products to natural gas and natural gas liquids.

The MarkWest team is respected for a deep producer relationships, operational excellence and commercial expertise. It has a strong leadership team with the demonstrated track record of identifying, developing and executing large organic growth programs. MarkWest has the right assets in the right locations and some of the most attractive shale plays in the country. And it has a very large backlog of organic growth prospects. Its ability to pursue these opportunities we believe is significantly enhanced through its combination with MPLX.

These assets, as you’ll see, are in strategic geographic areas to MPC and MPLX. On this slide, you see the notable overlap of our geographic assets and operations. This will create many natural advantages as the logistics and processing capabilities continued to be built out in this area of the country. And in particular, the MarkWest leading position in the prolific Marcellus and Utica shale plays, significantly complements and create strategic opportunities for MPC’s refining and MPLX logistics assets in the same geographic footprint.

We each bring attractive platforms with experienced leadership teams and together we believe we have extraordinary growth opportunity with multiple avenues to grow distributable cash flow. And here are the numbers.

So, beyond the MarkWest current backlog of organic growth, we see significant incremental opportunities that double the organic growth potential. Our teams continue to work very closely together on a variety of projects in the Utica and Marcellus to leverage our respective capabilities and to pursue some very natural commercial synergies. An important benefit of these opportunities we believe is the enhanced capabilities of MarkWest to meet the needs of this producer customers by pursuing projects that create in-basin demand for natural gas liquids, which we’ll talk about, transportation solutions that open new markets for the producers products and developing what you like -- capabilities in the Northeast with storage, processing, transportation, and export capability. Developing this type of infrastructure will support producers needs and the future developments of the Northeast shale plays. These opportunities also capitalize on our growing demand for high octane value gasoline burning components as well as MPC’s desire to move its refined products further east to supply the growing Speedway fuel distribution business on the Eastern Seaboard.

While most of the growth capital is focused on the Northeast, we are also exploring opportunities to capitalize on the MarkWest operations in the Southwest, and your MPCs refining centers along the Texas Gulf Coast.

The MarkWest merger with MPLX creates a tremendous platform with a compelling growth story over an extended period of time. The ability to grow distributions for unit holders is underpinned by this extraordinary set that totals $27 billion to $33 billion. MPC has a large and growing inventory of dropdown, with an estimated value of $13 billion to $16 billion, roughly half of the total indentified investment opportunity. This is augmented by a growing organic investment portfolio at MPLX, over the next three years, which total three $800 million.

MarkWest has a very significant capital investment plan of $7.5 billion or a $1.5 billion per year over -- on average over the next five years. Together, we’ve identified incremental opportunities that we’re pursing of $6 billion to $9 billion. We’re pursing these opportunities jointly between MarkWest, MPLX and MPC and more leverage our expected expertise, and pursue these commercial synergies at a lower cost of capital with support from MPC.

In that some more details, about the $6 billion to $9 billion of incremental investment opportunities and Frank Semple is going to cover that for you in a few minutes.

MPC’s financial strength provide the partnership with the ability to incubate the growth project at MPC, which can cure some of the timing challenges of a standalone partnership, and that continues build that growing backlog of dropdown opportunities.

So, when you combined the MPC inventory of dropdown, with a MarkWest organic backlog along with an incremental joint investment opportunities, we’ve identified. You can see why we’re so excited about the prospects long-term for this partnership. These investment opportunities we estimate will generate approximately $4 billion to $5 billion of EBITDA.

Our mid 20% distribution growth guidance through 2019 has driven by the MarkWest strong organic backlog, and MPC substantial inventory of dropdowns providing a very clear line of sight for that growth.

MPC’s vast operations are supported by a substantial logistics, that constitutes this large inventory of assets, which we drop-down in the future.

In addition, MPC continues to allocate growth capital which you’ve already seen to midstream investments, increasing the portfolio of drop-down. Now I want to highlight just a couple. In the pipeline section, you’ll see the last bullet, is the Sandpiper pipeline project that will move [indiscernible] crude into Patoka, Illinois. MPC share of this project is $1.2 billion. And when complete and generating positive cash, MPC’s investment will be a candidate to be drop-down into MPLX.

Another example in the Marine section, you’ll see in the last bullet, the recently announced joint venture for Ocean going vessels. Most of these will move finished products from MPC’s refineries to the coastal market and this was 100% chartered to third party. So, MPC’s joint venture grows the opportunity of future drop-downs and it creates the opportunity to move a portion of this service from third parties into MPLX overtime.

There are many growth opportunities for MPLX to meet MPC’s changing logistics needs and as it seeks better access to the U.S. shale production from oil and gas. The MP expansion of MPC’s refining and marketing operations and footprint is another source of significant opportunity for investment for MPLX. MPC’s recent acquisition of Galveston Bay refinery and its retail expansion along the eastern seaboard, both provide opportunities for organic investments, bolt-on asset acquisitions, expanding existing services and replacing services that are currently provided by third party.

The $800 million of MPLX legacy investments through 2018 would generate approximately $125 million. These investments include adding new storage capacity for crude and natural gas, liquids at MPC refineries, the Cornerstone pipeline and the Utica Build-Out projects. Cornerstone, as its name implies, is the building block for the other projects that will become a critical solution for the industry to move condensate and natural gas liquids out of the Utica region into refining centers in North West Ohio and connect the pipelines that will take do you want to Canada. Cornerstone will be operational at the end of 2016 and the Build-Out projects will come online through 2017.

The combined partnership has significant growth opportunities, as the company will have operations expand across the hydrocarbon value chain, including, condensate to natural gas and natural gas liquids.

The volume of production expected from the Utica and Marcellus will continue to grow significantly over the next decade, creating many opportunities to meet the infrastructure needs for the producers and to connect to the well head to the downstream markets and ultimately to global markets. It will also involve generating or converting these natural gas liquids in the higher valued products and moving these along with other NGLs and refined products to the East Coast and to global markets. That’s more easily done by leveraging the collective strengths of MPLX, MarkWest and MPC.

And I’ll turn the podium over now to Frank Semple, to talk about the MarkWest side of the business and those significant joint opportunities that we’ve identified.

Frank Semple, Chairman, President, and CEO, MarkWest
Thanks, Pam. Well, we made it. I know, this has been a long and arduous transaction process, but we’re just kind of proud to be here. The reality is that Don and Pam had done a great job of providing a lead into the MarkWest story. But Nancy and I are growing to try and kind of provide a little bit of meat on the bone here, we’ll do a little bit of a tag team act. But I’ll start with just a little bit of information around kind of the vision that drove this merger opportunity and a little bit about our execution, particularly around some of the commercial opportunities, and then Nancy will take on the heavy lifting. She’ll talk about kind of how we think about economics, our balance sheet and probably most importantly the durability of this large cap high growth MLP model that Gary talked about earlier and the sustainability, given the GP and the IDR structure that’s really important to understand. I think there will be a good lead into the Q&A hopefully.

So I look forward to meeting all of you that I don’t recognize in the room, and again we look forward to getting these two companies put together and executing on our operational, our commercial and our financial objectives that you heard so much about today. This slide is a little bit arcane, but which need to remember for those of you that know MarkWest very well is that, our customer focused, our customer-centric model has always been based around understanding the producer customers business and helping them connect the dots between high-performance resource plays and the downstream markets.

Now traditionally, that has been building for us building midstream assets, building gathering, processing, compression, fractionation capabilities for our producer customers, fully integrated capabilities, and then helping them find the best downstream markets for their gas and their liquids. And now with this merger, with this combination with MPLX and the support for Marathon, it opens up a whole new set of opportunities again as Don mentioned a lot of downstream natural gas liquids driven projects to frankly on a standalone basis MarkWest could not handle on their own and it’s really important for us as I’ll talk about in a few minutes for us to continue to enhance value for the producers, liquids and their gas. So having a partner like Marathon combining us with MPLX just makes a lot of sense from the standpoint of controlling in our own destiny driving additional value to these downstream markets.

Our foundation of our success has been you’ve heard it this morning several times, foundation of our success at MarkWest has really been around the quality of our operations, our execution, our capabilities from a midstream standpoint. It’s really amazing to think about the fact that we’re now because of the seven Bcf a day of processing capacity, the approximately 400,000 barrels a day of fractionation capacity operating at 75% to 80% utilization, we are now the number two largest processor in the U.S. and that’s happened really just over the course of the last five years or so we’re the number four fractionator in the U.S., which is simply amazing and the thought that we are now producing a 10% of all the natural gas liquids in the U.S. is quite amazing. So, really the foundation for us has been execution and that’s been having this fully integrated platform and in all the areas that we operate in order to drive that the commercial services in the operational capability that’s so important, supporting these resource plays. It’s just a different animal than the traditional long gas industry. The majority of our CapEx over the last several years is really been driven by the Marcellus and Utica. You’re going to hear that quite a bit. And really the fact is that the opportunities in the industry today are around the best - the highest economic, the best economic place in the U.S. And we’re fortunate to have been partnering - to be partnering with our producer customers in some of the best most economic plays in the U.S.

Now that just didn’t happened by - happened stands as I mentioned earlier, understanding our customers business really includes the technical data that underlies their acreage positions, understanding the basic economics that are the foundation for their drilling programs. So having that insider information allows us to focus on the best rock in the business to be able to focus our investments in the best areas. Now, again 75% of our operating income is indicated in the slide, really comes from the Marcellus and Utica. But don’t forget about what’s going on down in Oklahoma and Texas where we have a number of really great assets that are also driving lot of growth. And we are stepping out into other areas like the Permian that’s going to create more and more opportunities.

Again, based around the relationships with our customers and our ability to continue to execute on this high performance, fully integrated midstream strategy. Again, the majority of our investments have been in the Marcellus and Utica, simply stated the Marcellus and Utica are the - is the fastest growing most economic set of shale place in the U.S. And all of the - rest of the U.S. as you’re seeing on the slide is really flattening out. The Marcellus and the Utica even in this commodity price environment, it’s growing to 15% to 20%. So, we’re in the right place. Marcellus is according to Vintech [ph] producing right now 20% of the total U.S. gas supply, those two plays really only have been around for the last eight years or nine years, so, that’s quite amazing, when you think about that. And projections are again from VinTech [ph] and i.e. that in 2025, 25% of all natural gas liquids will be delivered out of these North East sales.

Before I step into some of the discussions given here around on the projects, I could spend a lot of time talking about how critical our customer focus culture has been on our business. It’s something that we think about all the time. We think that it has been a big part, who we are as a company and a big part of our success. The fact is that and the easiest way to think about this is that, we have finished number one in the industry and total customer satisfaction in the mid-stream industry every year that the VinTech survey has been conducted and that’s - that’s a very tall order. And gets harder and harder, it’s a very competitive industry out there, but that kind of performance and those relationships have been so critical to who we are as a company. And I believe this merger will enhance that. You’ve heard a lot about -- most of you know a lot about Marathon, MPLX and their culture. Their focus on the people, the customer, the execution. It’s going to make a stronger, as a company, but fundamentally we’ve got to retain that type of can do attitude and in that type of performance for our customers in order to be successful, and we will.

So, just shifting gears here, before I turn over to Nancy, I want to touch on just really a little bit about the process, commercial process that we use for developing projects and I’ll talk about a few specific projects, I thought, Tim did a great job, we can’t give you in the high level. If you think about MarkWest, really we’re kind of additive to the fundamental growth areas that Pam discussed. The significant dropped down inventory coming from MPC and growing the organic growth from MPLX, great foundation for growth. MarkWest really adds a bit of new dimension for MPLX, and that we have a significant portfolio of organic growth opportunities, again just driven by our positions in all of our areas of operations that primarily coming out of the Marcellus and the Utica, $7.5 billion as simply $1.5 billion a year of CapEx.

We’re going to be little bit live in 2016 because of the current commodity price environment. But as the commodity price environment does pickup in 2017, we expect to ramp backup. We have good visibility into the acreage dedications from the producer customers, their drilling programs and it’s very much - our business is very much volume driven.

We’re largely fee based, 90% of our operating margin comes from fee base contracts. And we’ve been at really good line of side in terms of the producers, economics and their drilling programs to support this kind of organic growth. We’ve done it historically, and we expect to see that kind of growth in the future. These are all around gathering compression, processing and fractionation projects.

The second big bucket of capital, again Pam mentioned, this is --- really these downstream projects that our incremental to our organic growth projects. These are step outs all of our core operating area from a gathering, processing, fractionation perspective. These are downstream NGL projects that we have really good line of sight on. Don, Jay Heintschel, and Randy Nickerson, who lot of you know, they have been working together for really the last year, developing concepts, developing perspectives, developing engineering estimates around many of these projects. So, there is a lot of work that’s already gone into defining these projects, they are real, they have great possibilities, and like I said, we’ve got a team, a combined team of commercial developers and engineers that are working on all of these opportunities.

If you think about that list, really I’ve got picked out four of those projects that I think, it gives you a little bit of a understanding about the scope and scale of these opportunities. The first was mentioned earlier and this is the butane to alkaloid project. Again, it’s a great example of how we are learning with our producer customers in terms of how the markets are developing primarily out of the Northeast, this - the genesis of this project really is about a year ago as we were talking to some of our producer customers that have looking at taking their product in kind, their NGL’s in kind in reaching new markets particularly out of the East Coast and we were talking to some of the traders and marketers that really manage a lot of the physical volumes out of the New York Harbor and it became pretty obvious that we are really short, what if you are blending stock in the Northeast. Now Marathon this is kind of fundamentally that this is the world they live in, but as we started thinking about projects that maybe it will take advantage of that, then really that was one other first projects, this has been one of the first projects that really we started working together with Marathon on and this is the natural opportunity, when you think about the fact that we’re about 500,000 barrels short of those components in the Northeast today, and the key is how do you get physically those barrels produced and moved into the right market i.e., in - on the East Coast pad one New York harbor.

So, huge opportunity, it’s a technical challenge, it’s a new engineering challenge, but it’s a great project. A lot of margin here to work with because of the upgrades driven by the new standards and regulations coming out, alkylate is just kind of the magic elixir, it really is a very-very valuable blending stock that drives the octane, that is so critical to today’s [indiscernible] engine. So that this is about a $2 billion project, it’s a long-term project. This is a project that would be likely financed at the MPC level and then ultimately owned by MPLX.

So, again a great project, we’re well down the road. Again, this is a project that we’ve talked about publically, and it is still in the development stage. Another project again we’ve talked out publically has been a NGL logistics project. There are - the fact is that Northeast NGLs in addition to developing in-basin Northeast Midwest projects like the alkylate projects, like PDH/BDH type projects, the fact is that their - in order to keep the Northeast in balance overall because particularly because of the cyclical nature, weather driven nature of propane demand, it’s really important that we also have export options - additional export options out of the northeast.

So, you just cannot keep the northeastern balance. The alkylate project is a butane project, essentially the feed on that would be about $35,000 to $40,000 a day of butane, producing about 20,000 barrels a day of alkylate, so it helps. But in order to keep it the Northeastern balance, because of the quality of the reserves and the forecast to production ramp, it’s really critical that we continue to evaluate additional pipeline projects, additional trembling projects out of the Northeast and this slide kind of gives you an array of projects that we’ve been working on with potential partners, that would essentially be able to open up in Northeast, two additional water born exports in there out of the golf Gulf coast or the Northeast, the first is the light products, an NGL pipeline project, or potentially a rail project to the Northeast to a new terminal on the Delaware river or the Schuylkill river in Philadelphia.

The second is the Centennial pipeline project, that essentially leverages the current ownership of the Centennial pipeline on by Marathon, that would be a part of the solution getting those NGLs down to the Bellevue market. The third is UMTP which is a joint venture project, that we’ve been discussion for the last couple of years actually with Kinder Morgan, that would essentially be now a purity product, pipeline down to the Gulf Coast and all of these projects are in various forms of development. Stay tuned, this is not a question, yes, it’s a question of when, one - or and there are obviously other competing projects out there, such as the Sunoco, Mariner East 2, Mariner East 2x project, that is out for open seas in the day. So, timing is critical. A lot of things happening, with regard to discussions with producers and shippers on these projects, likely because of the existing capabilities out of the Northeast from a NGL logistic standpoint, that only one large project is going to be built.

We think that, one of these has a lot of possibilities again. So, we’re doing lot of work around both the operational and the commercial drivers for those projects. Another major project is Rogersville Shale project, I got to pick this up a little bit, because we’re running out of time, but large of this shale again came to us, it’s essentially a kind of really a science project at this date, but a couple of our existing producer customers have come to us and provided us with information, provided us with their technical data around the Rogersville; it’s real, it’s there, it will be economic with better commodity prices in the future. Like I said, there’s lot of science going on right now. The cool thing about this is, it’s right on top of our existing assets. We’ve got almost $600 million a day of processing capacity in NGL pipeline. It’s in the neighborhood of the Catlettsburg refinery from an NGL demand standpoint. So a lot of possibility. This will be about a $1 billion opportunity.

Another, again sort of a step-out project is our dry gas development in the Utica shale. These dry gas wells in the Utica are fantastic. They’re highly perspective. As you probably read a lot of producers that have acreage both in the rich and dry gas, Marcellus as well as the Utica rich in dry gas areas, they’re really looking hard during this period of time when NGL prices are low to exploit their dry gas acreage.

So going forward, we will continue to expand our presence in both the dry Marcellus as well as the dry Utica. And this project is really anchored by Ascent Resources, but the plan is to build out for them the pipeline compression to get them into the downstream pipeline. It’s really being developed and build into the Utica and the Marcellus, and then also build volumes through third-party opportunities. So, a lot of words there, but again started about the opportunity, good to meet you and look forward to your questions.

With that kind of an intro, now I’ll turn it over to Nancy and she can talk about how we’re going to do all this stuff from a financing strategy and a balance sheet standpoint, and also talk a little bit about how we’re going to drive this model into the future. So, Nancy?

Nancy Buese, Executive Vice President and Chief Financial Officer
Thank you. Let’s start with this slide and talk just a little bit about how our projects are evolving over time. We’ve talked a lot in the MarkWest model over many years about how our projects evolve. We’ve indicated they take about 12 months to 18 months to construct and another 12 months to 18 months to fill the plants and kind of full cycle economics to get to about a seven multiple or so. These are typically mid-teens rate of return projects. All of that still continues. We anticipate many of the projects under MPLX in the very same paradigm and what you’ll see from this is what we’ve shown in the past, we’ve shown 2013 and 2014 run rates, but as we think about the CapEx from 2016 through 2020, at that same multiple, what you really see is an incremental $1 billion of EBITDA heading into cash flows over the next few years. So, again these projects are very real. This is the continuation of many of the infrastructure projects we’ve been driving for many years and additional projects on top of that exactly as Frank has indicated.

So we talk a little bit about distribution growth. This is really important. This is a concept we talk a lot about over the term of the merger. We have given you distribution growth guidance up to 2019. Even with very much deteriorating market conditions, we have affirmed that guidance. Over time, both of these entities have independently provided great distribution growth to investors. We provide a lot of overall value and increase in unit price and what we’re telling you today is on the combined entity basis.

Our commitment to the investors has nothing changed. We’ve continued the same commitment. We’ve talked a lot about how we’re going to get there, but this guidance and this commitment to the distribution growth is very real and we have a lot of ways to execute. Along those lines, MPC as a sponsor provides something that MarkWest has not historically enjoyed. There are so many ways that these sponsor can support this partnership. There’s many, many levers that can be pulled. There is the balance sheet flexibility and the ability to incubate projects that the MPC level and drop them down, the ability to finance and grow the partnership development projects at the partnership level.

There is supportive ways between IDR givebacks and great multiples for the drops. There is all of these tools that we have available and we are very excited about the opportunity to manage this portfolio of growth in many different ways. As Gary alluded to earlier, the midstream drop will likely happen in the first half of - marine drop will happen in the first half of 2016. It’s also very likely that MPC will take back units for that drop, and again really easing the financing needs of the partnership over time. So we are very excited about all the different ways will be financed the growth of the partnership and continue to deliver the value that we’ve indicated.

From a balance sheet perspective, let’s talk a little bit about the debt side of the equation. We are very committed to maintaining investment grade profile. We’ve had discussions with the rating agencies that’s been affirmed. We will be slightly higher levered going into the first quarter of the merger, and then we’ve indicated our desire and our efforts around growth in EBITDA will be to decrease leverage over 2016 and get more to a four times level. We’ve also made it public that we are refinancing the MarkWest notes. Again, these are a very good terms. They are long tenders, so that’s a great portfolio of debt for the partnership to inherit. And then we’ve also indicated over time our target goal as a 1.1 times distribution coverage ratio. So it’s a very good opportunity set on nearly $20 billion of assets in the future. Moving forward, it’s a great investment profile. We think there is a lot of upside just thinking about the credit and the balance sheet financing aspects of this.

So this slide, I think is one of the most exciting points about the merger is, they’re just really in the space and undeniable correlation between distribution growth and yield. And we think that this entity between the growth opportunities, the financial flexibilities of the balance sheet, the commercial synergies, the stability of cash flows, all of these different components really provide an opportunity to growth this entity in a different way. This is going to be a very unique entity in the marketplace. There is really nothing like it today. And if even think about, how MPLX should trade versus its peers that are high growth MLPs, there is lots of room to move down the regression line.

But the mission here is very clear. We understand, we need to continue to execute, we need to run this business very effectively, very efficiently, very safely. We need to continue to provide a long-term of value to our producer customers. We need to capitalize on the opportunities, on the commercial side, and create new ways to provide value in the downstream markets. All of these things combined or what it takes to take this entity from where it is today, and increase the price, which is what all of us as investors want out of this entity, and move down the regression line, and get to where we want to be, which is a large cap, high growth MLP with superior returns and a long-term commitment to unitholders, that’s what we’re all about. And this team is incredibly committed to that mission.

So with that, I’ll turn the podium over to Tim to talk a little bit about Financing from an MPC perspective.

Timothy T. Griffith, Chief Financial Officer & Senior Vice President
Thanks Nancy. So let me - let me try to bring much of this together, financially and highlight the performance that we see resulting from this consolidated enterprise as well as our intent to continue to manage the enterprise very carefully with this substantial growth in earnings and cash flows over time.

The some of the developments and the issues that we talked about in this morning have built a very powerful value proposition for MPC, and its unit holders. A large and diverse asset base are providing strong true cycle earnings and cash generation, very attractive investment opportunities across the entire enterprise, enhanced by the substantial growth opportunities that MarkWest provides with the combination of MPLX.

A consistent and balanced approach to investing in the business and returning capital to shareholders, including a base dividend as you saw earlier that has grown by 31.5% compound and annual growth rate since the company spun. As well as the discipline focus of returns on capital and the resource allocation across the business that results from that focus as well as the tremendous value that MPLX as a partnership represents to the MPC Enterprise in total.

MPC’s business over time and certainly the over time - over the time since the spun occurred four years ago, has produced very strong results and substantial value to shareholders. We expect this performance to be insignificant - significantly enhanced going forward with the investments and priorities that we’ve laid this morning.

Working down the table on selected financial information, since 2011 through the third quarter of this year, we’ve generated in excess of $13 billion of net income and generated cash from operations about $17.5 billion. These earnings are produced a return on capital, which is averaged almost 20% over this time period.

The balanced approach, Gary alluded to earlier, is evidenced by the strategic investments in the business of about $7.7 billion over these four plus years while at the same time providing a compounded growth rate of 31% of the base dividend, acquiring more than a quarter of the shares that were outstanding when the company spun in the middle of 2011. All while maintaining investment grade credit profile and strongly liquidity positions throughout that time period.

This focus and strategic intent to maintain an investment grade financial profile can be highlighted by handful of the credit metrics shown here on slide 82. So that I can train your eyes for the left table, at the bottom of the slide, you can see that as of the end of the third quarter, the $6.7 billion of debt represented less than a full turn of the $7.2 billion of EBITDA over the last 12 months and about a third of our book capitalization.

With just over $2 billion of cash at the end of the quarter, adds to the $2.5 billion of committed capacity on the parent revolver and $800 million of capacity on the trade receivable facility to allow immediate access to $5.3 billion of liquidity that provides through cycle capability to manage, invest, and grow the earnings of the business.

The investments we’ve made in the business including the $7.7 billion of organic investments and the strategic acquisitions we pursued, which have included the completion of the Garyville major expansion in 2009, the completion of the destroyed heavy oil upgrade in 2012, acquisition of the Galveston Bay Refinery in early 2013, acquisition of the [indiscernible] Retail System in the fall of 2014 and effective tomorrow, the combination of MPLX in MarkWest.

These actions and investments have built an asset configuration with ever improving diversity and a cash generation capability that we expect to have through cycle stability and growth. This slide adjusts our historical annual EBITDA for the last seven years as if our current configuration has existed in each of those years. A simple average of these hypothetical years produced an EBITDA stream in the $6 billion range with substantial and numerous growth opportunities as we’ve highlighted this morning. The opportunity is to add to the mid cycle - mid-cycle earnings power of the business, as we’ve highlighted extensively this morning, are substantial. Roughly $2.5 billion per year, we intend to invest in the business over these next five years, creates incremental EBITDA and top of the mid-cycle earnings I just discussed of over a $2.5 billion, by 2020. You can see that, the continuing investments in the core, refining and marketing business coupled with the substantial investments in MPLX on a combined basis. Midstream and Speedway, deliver an increasingly powerful earnings engine for the enterprise as we go forward. At the same time, we’ll be making these investments to drive the long-term earnings part of the business. We will remain focused on sharing the - in the success of the business and safely, we’ll return the capital to our shareholders.

After we’ve covered the core liquidity requirements of the business, which I’ll talk about in just a minute. Our intent will be to the continue returning a 100% of free cash flow through cycle to through investors. Our action since the spin, demonstrate this commitment very clearly, with $9.1 billion of total capital returns, compared to free cash flow generation after investment of about $7.7 billion. We recognized the importance with strong growing dividend base to our investors. We also believe that share repurchases represent the most efficient means to return capital to shareholders and would expect to continue to buy our own shares, for as long as the market trades, well inside, what we see as intrinsic value to the shares.

Importantly, we can - we view consistent and meaningful return of capital as a fundamental element to the value proposition and a key commitment in the sacred trust we share, with you, our investors.

One of the key components to liquidity and capital allocation is the fundamental view that we have as to the amount of the core liquidity and necessary to support this business. The analysis on the core liquidity tries to answer the question, how much liquidity is appropriate? So that the business has an uninterrupted ability to pursue its strategic intents without ever being put in a compromised position or overly relying on the market for that execution. This analysis is perpetual but we want to provide a quick refresher on the elements we look at as a core baseline.

The red bar in the left represents the $4.5 billion to $5.5 billion of combined total potential calls and liquidity. It includes the ongoing cash requirements like the maintenance capital, interest and dividends, elements which are outflows in any environment and adds to it, the numerous potential contingent needs for liquidity and calls on capital. Uncommitted in contingent letters of credit, a significant operating offset at one of our large facilities, the working capital impacts of rapidly changing crude prices, as well as other potential calls on that capital base.

Often in these potential calls, which we model under the probability metrics, is the operating cash flows we expect from the business in an extreme downside scenario. Conservatively, we estimated for these purposes at least a $1 billion of cash generation. This is supplemented by the committed capacity, we remain - we maintain on the two facilities, all balanced with cash.

Importantly, these core liquidity requirements are lower in a sustained lower price environment. And as you can see on the right-hand side of the bars, the current committee capacities are more than sufficient to cover the core base liquidity needs of the business.

We also find ourselves in a situation where the opportunity is set for further investments in the business, enhanced substantially by the combination of MPLX and MarkWest is expanded across the enterprise. With the excellent growth opportunities in the core refining and marketing business, midstream and retail and the MPC side of the business and the deep set of earnings and cash flow growth opportunities available to combine partnerships that Frank just walked through, we have the ability to pursue growth. We’ve invested for long-term strategic vision and provide the best risk adjusted returns for the business.

The enterprise also has an extensive set of tools and levers to accomplish this earnings growth over time between the two entities. MPC as a sponsor and general partner of the combined MPLX will have the ability to, among other things, incubate projects at the parent and make them available for the partnership once they hit full run rate cash flow, take back units in consideration for any dropdown transactions, muting the market impact of new units. And as I alluded to earlier, we think it’s more likely than not that we’ll drop the marine assets in the first half of 2016 and I think also it’s more likely than not that MPC would take back nothing but units in exchange for that transaction.

In a company, provide intercompany funding to the partnership either in the form of debt or direct equity infusion into the partnership. As Nancy highlighted earlier in the overall financial profile of MPLX effective tomorrow, an early illustration as the expansion of the intercompany facility that we’ll operate between MPC and MPLX, which has now expanded to $0.5 billion.

We have the opportunity as you’ve heard on a couple of occasions to consider the drop multiples that are used for the growing, for the very significant and growing backlog of MPL eligible earnings that exist within MPC’s core business as well as the multitude of modifications to GP cash flows and other opportunities to support the partnership and the targeted distribution growth over time.

The enhancement to the GP cash flows resulting from the combination only serve to enhance this flexibility further to support the partnership.

The extensive flexibility becomes a tremendous assets in the MLP market environment, we’ve experienced over the last several months and stands as another very important differentiator for the MPLX pro forma entity amongst its peers.

Part of this long term value creation exercise, we’ll remains - will be remaining focused on and disciplined around the investments that we make, and the go, no-go decisions on projects as well as how we allocate the capital. As we evaluate the substantial opportunities that available to the business, our initial screen and a fundamental part of our ultimate decision to proceed with an investment will be the risk adjusted returns and the cash flows investment provides to the business.

The targeted hurdle rates here 10% for midstream, 15% for Speedway and about 20% for the coal refining and marketing business established will continue to use to prioritize and allocate capital. These hurdle rates incorporate an underlying risk adjusted cost of capital with an adder on the desired value premium we expect for those investments in the respective businesses.

This approach ensures the value add from these investment decisions continue to drive real value for our shareholders for the long term, and further allow the continuing returns of capital, I’ve talked about this morning.

As Gary alluded to earlier, and one area that we think is probably underappreciated is the value that the MPLX partnership represents to the MPC total. This simple illustration takes a look at what the - assuming what we think are conservative assumptions around LT yield and GP multiples, what the value of the partnership in total for both an LP and GP ownership perspective represent to the business, under what we believe our conservative assumptions.

You can see here that the value is somewhere between $20 billion and $40 billion that’s PV to today of 2019 potential cash flows in a range of yields between 5.5% and 3.5%. On an MPC share basis, this represents somewhere between $30 and $56 per share. Although we can certainly debate the assumptions used here, I think it’s very clear to us that this value is not reflected in the value of MPC and is a dramatically underappreciated value to the total enterprise.

The long-term and continuing focus on capital discipline, even in a business where the regulatory and compliance capital has been significant at times has resulted in a return on capital that is amongst the highest in our industry. As you can see in the MPC bars on the left, the business has produced a return on capital employed at or above 15% in each of the last three years and 16% over the full period beginning in 2013 and year-to-date 2015.

Year-to-date 2015, it’s closer to 20%. Our focus and discipline of pursuing the highest risk adjusted return projects, strong asset efficiency, consistent operational excellence and consistent focus around optimizing our capital structure, will enable us to remain an industry leader in the returns on capital we’ve been entrusted to manage.

With that, we also take the opportunity this morning as everyone gathered to highlight a difference in accounting treatment we employ that some investors may not be familiar with related to turnaround activity and major maintenance and the impact this has in our reported results. This is especially relevant for investors who spoke at centers on EBITDA. As a long stand practice, we’ve written of these expenses as they’re incurred, which differs somewhat from the approach of others in the industry who capitalize those expenses.

Although, GAAP earnings will simply catch up over time, the amortization of the - of the capitalized expenses will ultimately sum the total cost of the - of the turnaround activity. EBITDA, which obviously adds back depreciation and amortization is permanently impacted. By our estimates, this results in the EBITDA for instance you see which would be somewhere between $500 million and a $1 billion higher each year. Applying an assumed refining multiple for the difference results in evaluation difference of between $5 per common share and $9.40 per common share.

Let me wrap up my comments on the fundamental. And in many cases under depreciated value drivers in this business, many of which we’ve highlighted and discussed this morning. We believe, real long-term values afforded by the integrated management of the enterprise for both MPC and the combined MPLX. As decision making and capital allocation will continue to be conducted with a focus on pursuing long-term industry solutions that are of benefit to our customers and to our investors.

The powerful combination of MPLX and MarkWest enhances substantially, the midstream growth opportunities, available for the enterprise and furthers a growth profile for the partnership, which will be amongst the most attractive for Investors over an extensive period - over an extended period of time.

We’ll continue to benefit from one of the country’s premier refining systems, operating in some of the most advantage regions. It’s also a system with a degree of optionaltiy and flexibility that positions us extraordinarily well to respond to the short-term and long-term changes in crude supply and refined product distribution patterns in the United States.

The assured sales through our multiple channels, through our brand network, wholesale relationships and Speedway business provide - provides consistent and the flexible marketing opportunities as well as the ability to identify and redirect products to the markets of the greatest value in a rapid fashion. In the Speedway business, which is now a $1 billion retail operation has the multiple opportunities to drive long-term value including in those existing with the acquisition of the retail assets and on the Eastern Seaboard, which you - you’ve heard this morning are quickly becoming the high performing, as high performing as the legacy asset in the Midwest. Perhaps most importantly, we understand and embrace the responsibility, we have in driving value for our shareholders and remain extraordinarily focused and delivering on the value proposition this business represents for investors for the long-term.

Thank you for your gracious attention. With that, let me turn it back it over to Gary for some closing remarks and to open up for questions.

Gary R. Heminger, President, Chief Executive Officer & Director
[indiscernible] I invite my team up to get ready for the Q&A, let me give you as Don shared with you our macro outlook. Let me give you kind of my short-term outlook. Phil Gresh was in to see me a while back, in fact reported on a question he had is - he asked me, so what do you think the your outlook is for the refining in the 2016, and so maybe give everybody my discussion points for that is. And that is, I think 2016 is going to be a little bit better than 2015. And the reason being, we have expected as we saw gasoline - excuse me the crude oil prices fall, we will then expected to see a pickup in volume earlier in 2015 then actually happened. I believe as the consumer really we gain confidence as the - a consumer have more discretionary funds and driving improved, it did not - you do not see the demand effect until really starting in the latter part of the second quarter. So we have that behind us. We have winded our back and I think you’re going to see this demand cushion continue strong into the first quarter. With that, as you look at the turnarounds across the industry, I think it’s going to be a robust turnaround cycle going into the first part of the year, I think, which will help balancing and in fact improve margins in the first part of 2016.

Lastly, I always give you my crude lookout and Don gave you how we’re planning and how we’re doing our business, but I really believe 2016 is going to exit somewhere in the $60 to $65 range. And 2017 is going to exit in the $70 range and I don’t say that just because I’m picking numbers out of the sky, but if you look at the fiscal budgets that the major producers around the world require to be able to run their countries. And then if you go back in time and you look at history, I have been in this business for 41 years now. So I have been through a number of these cycles.

If you go back and look at time, and you look at the Roderick and you look at all of the conversation and communication is going on, as it will happen tomorrow at the OPEC Meeting. You see that it will always takes time and the drums are beating that there are some now, in fact, there were some things written overnight about some hints on production. I think it’s going to take through the spring. I expect to see crude did close below $40 yesterday. I expected to see continued pressure through the balance of this year into the first quarter. Inventories continued to grow, but you’ll see I believe by spring that the crude market will start to rebound and that we will exit 2016 somewhere in the $60 to $65 range. So that’s my outlook.

As Dan illustrated, we’re planning at a lower number and that now affects more of a midstream business than it had in the past, but that’s really our outlook into the future.

So with that let’s open it up for questions. I appreciate all of your support and communication. And Doug?

QUESTION AND ANSWER SECTION
<Q - Doug Terreson>: [Inaudible]

<A>: No.

<A>: Okay. Not through the mic.

<A>: Yeah. Waiting you to get at the - there you go.

<Q - Doug Terreson>: Yeah. So, your sector has been one of the few in energy whereby capital spending and distributions have been managed for positive shareholder outcomes in last several years and simultaneously with your opportunity set and lower midstream valuations in your state desire today to multiply [indiscernible] the midstream, it seems like you guys are in a pretty major expansion phase. So my question is, how does the company balance a desire for significant growth, but also value creation to while sustaining its balance between spending and distributions? And do you have any changes to the way that you think about that relationship which I think is a pretty important relationship given the growth outlook that you talked about today?

<A>: Right. And I would say that the operative word Doug is to harvest. I think what we have accomplished that the quality asset that we put together. I take you back to finishing, I had a lot of naysayers when we were building Garyville and then they wanted to know can’t you go faster? And then we were building Detroit, can’t you go faster? Each step of the way they spent quality assets. Garyville, Detroit, Galveston Bay and the list goes on. But I think where we are right now and this team here, I’ve got them right to the edge on what we can handle and growing in the transition and I’m - the relentless pursuit of execution, I know we will get it done. But I really want to over the next few years here, harvest what we’ve put together, I think there is tremendous value that we can capture through the Midstream side, through the Speedway side, and all of these projects that Rich talked about are very high return, with a low capital type return projects. So my operative word is, let’s harvest, let’s build our balance backup. I want to continue buying back stock 27% in four years is a pretty good record, but I want to continue that pace and we’ll see what happens in the marketplace. Paul?

<Q - Paul Y. Cheng>: Thanks Gary. Again, what do you feel is the major risks to this deal and particularly can you talk about the outlook for NGL market? You surprised me a little bit about - saying that you saw gasoline of the company - the gasoline demand would exceed, excuse me just let demand or exceed gasoline demand growth, where I feel like the world has changed a little bit in that regard. But more importantly, could you talk about the outlook for where this NGL is going to go, and whether that’s the biggest risk you faced with this, Tim?

<A - Timothy T. Griffith>: Right. And let me take you back to the distillate market for a second. You have to look at the globe on the distillate market, not just domestic. Tony outlined in his slides, we have a 29% expectation of transportation fuel growth or over-the-road diesel growth. But if you looked at the globe, gasoline was very strong in Europe this year and refiners did well in Europe this year.

So when you have an improvement in refining margins in Europe, with that also comes some distillate output. So the distillate output and the exports of diesel into Europe this summer were a little bit down. So, that’s why I still see global distillate demand continuing to grow, and we show this outpacing gasoline. Gasoline was very strong this year because of the octane component. And if you look at Latin American countries, specifically Mexico and Venezuela, we’re importing gasoline this year. And I think that they’re going to have to continue to do that, but long-term we see gasoline - excuse me - we see gasoline still being a very strong component. Frank, would you like to take the NGL, first in place?

<A>: Yeah, really, the issue around risks is sort for MarkWest is really driven by the Northeast, and you got to think about the value of NGL’s being the big issue there. And - but it’s not as much a Belleview issue as it is a basin differential issue, Northeast versus Belleview, and the ability for the Northeast barrels to compete against Gulf Coast barrels to Europe and Asia. So - and I’d like to make the point that today if you look at last three years, the average propane plus purity product basket has been priced at - called Belleview plus $0.04 or $0.05. 2015, that’s dropped to Belleview minus $0.12 to $0.15. Again, that’s an average for the year.

So, why is that? The oversupplied NGL in Northeast and the lack of access. So, if our - if our Northeast Marcellus and Utica producers were netting back at Belleview [indiscernible] even they’d be very healthy right now, and you would not see the migration of rich gas rigs to the dry gas rig, but if they’re training $0.12 to $0.15 off of Belleview because of the disconnect in supply and demand. Then they’re suffering. So, that’s why this - that’s why it’s so important that we are able to drive projects that will get better access to the water and also create more in region demand, really create that kind of Belleview in the Northeast capability that will allow our producer customers in the Northeast to realize about new plant. Now overall, Belvieu prices are going to be driven by oil prices, naphtha prices, et cetera. But again, we all are comfortable because of all the things that Gary just mentioned that you’re going to continue to see or you going to see some recovery. It’s not going to get back to $100 anytime soon, but $60, $70 drives Belvieu price that’s very attractive to all the producers in the industry, but in the Northeast it’s a critical - the critical issue is to try closer to Belvieu that’s why we’re - really, it’s one of the biggest drivers in this transaction is to be able to control your own destiny, drive those projects, and not just basically just say, sir, your hands up and say, well, look, we’re not going to invest in the Northeast, in any of these projects and we’re always been in the Northeast going to be trading at a huge differential to the Gulf Coast in the world markets really. So, it’s a bases differential that’s really key.

[indiscernible]

<A>: Let’s go to Chi. And actually, I’ll come over to Ed afterwards.

<Q - Chi Chow>: Great. Thanks. I appreciate all the details on the projects you given today. One thing you continue to be little vague on is this notion of delivering products and NGLs to the East Coast market. Can you give us some additional details on what the scope of that project is? Is this at MPC, MPLX project, you leverage third-party infrastructure, what’s the timing, NGL product mix, any details will be helpful?

<A>: You want me give everything to the competitors, Chi.

<A>: We cannot. I understand your question and it’s fair. Let me - I don’t want to give everything away because competitors seem to listen in what we say too. But we are interested in not only natural gas liquids, we’re also interested long-term and refined products, going to the East. There are some pipelines already in position that could be reversed. And if you look long-term, if you take things to the Gulf Coast, which is a certainly a high probability or just to say high possibility is a better word. You are - as Frank just said you’re controller of your own destiny, there’s a huge hub in the Gulf Coast today. And there’s a lot of economic rent that goes with that hub the way it’s positioned today. I believe that we can go east and capture some of that economic rent by looking at refined products, by looking at NGLs, by looking at exports from that point. I don’t want to go any further than that from a competitive standpoint today, but we’re looking at many different options, I know, I saw some notes that Christina sent in, she wanted some concrete evidence. I can’t quite go that far that yet, because we’re negotiating on many different parameters today, but all of those things are fallen together and I -- the good point is we have multiple strategies that we’re looking at and multiple strategies that we can employ. And I think with this size and scale, we have now, we have a bit of leverage in and being able to decide what’s the best way to go. Ed?

<Q - Edward George Westlake>: So unfortunately I mean another NGL question refining maybe the secondary topic today. So producers distressed oil price is low, gas price is low, NGL price is low. Our producers are switching to dry gas production and away from NGL production that could be counterparty risk in terms of the upstream supply given balance sheet. So I just want to - a sort of a bit of a sense of how much risk in the downside case, you think there is to current EBITDA and then the absolute EBITDA growth of the MWE portfolio - thanking about the mix and also counter parties.

<A>: The other part you were asking something that we’ve obviously been looking at and trying to manage. If you think about the Northeast, the Marcellus, and the Utica producers, we have a mix of single bay all [indiscernible] investment grade companies, and the easy answer is that if you look at our forecast for volumes and EBITDA - we have factored into that two big issues. One is, the liquidity of those producer customers and again, it’s we have relationship with our producer customers that allows not just from the standpoint of their credit rating, but also their liquidity.

And so, we’re very we are - our forecast is determined based on our visibility into their balance sheet capability to support x amount of capital for the drilling program. And the second issue, is the - the thing I talked about earlier and that is just simply their drilling programs, their capital programs again supported by the balance sheet that’s in the volumes coming from that drilling program whether its rich or dry gas. So, we’re doing the best we can.

I think that the point is somebody asked the question. Paul asked a question early about where is the real, as I think that is a very risk. I mean we are going to a correction right now, it’s happened fairly slowly. I think it’s sort of a soft landing from the standpoint of producer’s standpoint. But there was too much debt out there and there is going to be continued correction and really that’s - that needs to happen.

The fact that we happened to be located in some of the best economic areas of the U.S. from a producer economic standpoint, gives me a lot of confidence in our ability to kind of weather this storm but also be in a position to be able to benefit as the rig starts to drill. The rigs are going to return and when they return, they’re going to return to the areas where the producers had the best economics. And that’s why all the science in this - call it inside information that we have about the economics of our producer drilling program gives me a lot of confidence that long term, we’re in the best places to be able invest in these type of projects that we’ve been talking about. On a macro basis, you think about the fact that right now, if you look at an average Marcellus well zero capital, it means about 15% decline per year. So, in a market, where you’re basically joined from - Don had some of these numbers, I believe, from 75 Bcf a day to 90 Bcf a day of demand in U.S. and yet if you look at a 15% decline overall, that’s kind of do the math around that and you’ve got - got 10 Bcf - 10 Bcf to 12 Bcf a day in a market that’s growing from 76 Bcf a day to 90 Bcf a day. So it doesn’t take a long, that’s in the gas side, you got similar type of decline curves on the - on the oil side, it’s - the correction is happening, it’s happening slowly, but it doesn’t take many - much time for that correction to take place. And you see the demand better match the supply.

<A>: Okay, Paul. Let’s go to Paul, and then I’ll come back to Evan.

<A>: Thanks, Gary. If I could, two quick questions. One - one that the hallmark for the company has been the integration and have served you extremely and you’re a big proponent. So, it makes sense to have all these businesses to gather. Over the next several year at each one you roll off and getting much bigger and be able to stand on their own. Do you still see that as the core of business strategy over that you can foresee, that’s a under certain scenario or market condition that it may be different that you could be in a different company structure?

The second question is for Rich, we hear all this wonderful projects that because of MPC percent, and MPLX, and MarkWest will be able to do, we all understand that. Just curious that on the reverse, is that any refining projects from your standpoint that you will or will not pursue because whether you have MarkWest or not? Thank you.

<A>: Right. To your first question Paul, on the - and that has been our hallmark and will continue to be our hallmark. I get a lot of questions on, why don’t you IPO the GP, I said, give me a little bit of time here. We just did a bit transaction here.

We will always continuously evaluate this. I’m not going to say no. It’s just for today, it makes sense. The 70% controlled volume that we have in our size that Tony was illustrating, that drives tremendous value because the thing that I always have over a merchant refiner, a merchant refiner can only sell price, where we can sell movement and logistics, and always be a price taker in the markets that we can get too faster than anyone else. So, that makes a lot of sense for us. But I’m not going to say never.

MPLX in the midstream, there’ve been a many precedent transactions. You’re absolutely correct where they’ve done IPO and monetize the GP part. Today, it’s not the right market to even consider that, but over time, certainly, we will consider that. But I think for the short time, when I said harvest, I want over the next couple of years to be able to harvest all of these businesses, get them set up and have them very strong on a standalone basis and then we’ll see where it takes us from there.

Rich you want to?

<A - Richard D. Bedell>: I don’t think, we’ve been starved for capital in refining. I mean, you look at what we’ve been able to do with GME and then the Detroit coker. And now our focus is really in Galveston Bay and that’s really what brings us the best returns and it’s a very - it’s a more complex asset development program than say GME which was a standalone grassroots. This is an integration into the whole process and how we integrate two refineries. And that’s a big challenge going forward, that’s going to take a lot of engineering talent.

So, I think, our pace of being able to do projects is healthy and we still have a whole lot of the - they maybe aren’t the big - the big billion dollar ones, of course, but we’ve got a lot of good projects in our portfolio in all our refineries that will increase our margins as going forward.

<Q>: Sorry, Rich, actually my question is that - sorry, Rich, I guess my question is that, we can see MarkWest for example is that they may want to do some NGL project because you could have MPC as the anchor shipper. I’m just curious that, is there any projects that in the refining side you may consider okay, I will do that because I have MarkWest inside the family and gave me a synergy for me to do it, so that’s what my question?

<A>: Yeah. Go ahead Don.

<A - Donald C. Templin>: Yeah. I mean, the alky - we outlined the alky project is, is the first one. It makes great sense, would we do that standalone? Maybe. But great synergy because of all of the hub of the butane that’s available down in the Utica area. So that hub there very, very close to our refinery sector across the Midwest that we can use this octane to blend up - you don’t make finish gasoline or refineries anymore for the most part. You make CBOB and RBOB then you blend it up. So we need that octane component, and we can use that octane component, not only around the Midwest, but also to take it eased into the future. So, that is a project, but Rich is right, we haven’t deferred, we deferred by Garyville ROUX project, we’re very capital disciplined in the way the market is, it didn’t make the sense for us to go forward to the Garyville ROUX project. But I wouldn’t say, that we’ve deferred anything else. Frank, do you want to add to that?

<A>: Again, from a low hanging fruit standpoint, you have, in addition to the big -- $2 billion projects, the fact is that Marathon is a big consumer of stuff, they’re consumers of natural gasoline, that condensate butane and propane. So, we - Mike and I are sitting next to each other here, but you know, there’s a lot that we can do, I think to really just optimize the needs of Marathon, and in the same time improve the overall value of the NGLs that are being produced in the Northeast.

Those are, types of projects that we need to do more of, and we were to start. The condensate project, condensate stabilization project, that we don’t - we didn’t talk about today, really I think, Pam may have touched on it, but that was a project where basically we are producing a lot of fuel grade condensate in the Marcellus and Utica. And it needed to be stabilized to be able to really fit, the feed for the condensate projects, the fractionation projects, at the refineries. And so, working with Marathon, there are biggest customer right now out of our stabilization project. So, to me as I said it earlier, we need to get these companies together, we need to get to know each other, we need to form teams, we need to go after all projects, but there are huge amount of synergies between the two companies.

<Q>: There are other synergies. I think through the propane markets and production in Catlettsburg and what we can put to MarkWest facilities, there’s a - we talked about the natural gasoline towards the Utica condensates. We’re a big consumer of isobutane and MarkWest is a producer of isobutane. So there is all those synergies that I think will be coming out of in the future.

<A>: Hey Evan.

<Q - Evan Calio>: Yeah. Great. Thank you. And Gary I agreed your views on refining, I think that will have a bigger impact on your relative earnings, but will stay also on the midstream topic. And my question is you mentioned the likelihood of taking back units in 2016 in that drop, I mean can you discuss how you approach that decision of taking units versus forcing price in the market? And how should we think about that affecting the pace of buybacks essentially? I mean is it something that you’d put to the balance sheet and buybacks given your view of the value of your stock would remain the same or would we assume that there is an offset in that pick up?

<A>: Certainly. Tim?

<A - Timothy Griffith>: Yeah, Evan, I think a great question. As we have thought about and started to plan for 2016, the potential for a drop in early 2016, I think as we evaluate all of the options available the taking back units this year might be a nice bridge in the maybe a better market later on. Now that’s, that’s something that we’ll continue to evaluate. And maybe the right way to answer to that, that sweet that tool set of things that we can do and help support the growth either on drop scenario, organic funding or other means I think that we’ll continue to evaluate over time. Rather that slows down what we do at the MPC level from a share repurchase perspective, I mean I think, you’ve heard this morning, I think you’ve seen it for the last four years, the intent will be to strike a balance and make sure that there is a continuing focus and return of capital in the form of dividends and share repurchase, balance against the investment needs of the business, that may wax and wane at different points in time, but the focus will be there on a long-term basis. So I would say that the share repurchase intent is not at risk, we will adjust that over time as the need to dictate, but with clearer intent and we understand full well that for investors that is a key part of the equation and that’s where heads going to stay.

<Q - Evan Calio>: Can we get a microphone?

<A>: Yeah.

<Q - Evan Calio>: So I’d follow-up.

<A>: We still have a follow-up, then we’ll come to you, okay.

<Q - Evan Calio>: My follow-up and it really to the balance comment that you just made, what the $6 billion to $9 billion of combined strategic spending, I presume that’s number one that there’s nothing included in 2016. Number two that, it - if you view that as past dependent upon the cash flow and market conditions and it’s not necessary to achieve your medium-term distribution growth guidance. Does that or you can comment on those different elements?

<A>: Yeah. I mean, I think Evan that the characterization of the $6 billion to $9 billion is upside is entirely correct. I mean based on sort of how we’ve seen the business, the distribution growth path we’ve planned is something that’s achievable sort of without it, that’s all upside of the business and it has sort of a longer-term orientation to it. So again, we will - this will be a resource allocation equation that we’ll solve as we go forward, but I think the hallmarks are going to continue to be a real focus on return of capital out of the parent and the focus on the growth of the partnership, where it makes sense over time. And again, which tools we operate with and exactly when we operate with those is I think a tremendous asset to us at this point.

<A>: All right. This is John, I had a quick question, now I’ll come to Christina.

<Q>: Yes, thank you. Just a quick question to follow-up for Tim on the kind of contemplation of taking the units for the dropdown. Did you mean nothing, but [indiscernible] like you said no debt component of a dropdown?

<A>: Well, again, this is a decision that’s not in its final form, but yeah, I think, we would there as at least the strong potential that we would do nothing buy units back, so no new debt. Obviously part of the integration of the partnerships will be to manage the debt profile as Nancy highlighted this morning, so we’re going to watch that carefully and make sure that this - that the partnership on a pro forma basis maintains its investment grade characteristics and we’ll sort of manage accordingly.

<A>: Hey Christina.

<Q>: I do appreciate the clarity on page 16, and maybe you didn’t give me the actual projects, but maybe could you talk about like the alkylation project or the NGL mines one, when do they maybe move to SID timing wise? And then MPC’s world throughout the entire project is just in incubation at the parent, is there potential to do contract commitments to maybe off take some of the risk and just how should we think about that?

<A>: Okay. Don?

<A - Donald C. Templin>: Yeah, Christina, let me maybe comment on the alkylation project, I mean and going to maybe to Paul’s question that project is actually the idea of it and the sort of the source of the butane was from MarkWest, but a lot of the engineering is being driven by our refining business. So we have a big team already built around that project. We have spent a lot of time evaluating at multiple, I would say configurations of how that might work. I would in the near term we are getting closer to reaching a decision on what we think might be the right configuration and who we would be using and then we will get directly into cost estimation and those type of things. We have a high-level cost estimations. We have relationships with contractors around how that would work. There’s been a lot of feasibility around just making sure that you’d have infrastructure in place to be able to support, it’s a very large unit, so that we’ll be able to support a very large unit like that. So, it is progressing at a fast pace, and we have a team fully dedicated to evaluating that and progressing that.

<Q>: Just the second part of it, Gary, so maybe MPC’s role like the first set up projects, do I expect them to be projects that you take volume commitments on, how do I think about that?

<A>: Okay. Tim, will you take that?

<A>: Well, I think, part of it if you think about what we’ve been trying to do when we partner up with MarkWest is we’re very focused just like they have historically been on making sure that we bring the highest net back to those producer customers. I mean, they’re in a situation where they have more production than they have takeaway capacity, the markets where they want to get sort of the highest realization. So, our view around some of these projects would be maybe historically, if it was refining project, we took all of the volatility risk, there will be opportunities I think to sort of mold or to melt the two different formulas in terms of how you approach a project. MarkWest has historically been, let’s try to get a fee-based project, we take less of the volatility in terms of the commodity risk, but we also then allow the producer to get a higher net back. And I think those will be - that’s an important part of our energizing our two teams and synergizing our two teams around opportunities like this. But you saw the opportunity set is a very big opportunity set. In our view is plenty of economics to go around, and we will figure out what the optimal way to make that economics work.

<A>: Just another quick point. Keeping one down [indiscernible] and I apologize. But it’s important to understand that our commercial contract structure for our producer customers are pretty unique in that, that we have the responsibility through these contracts, these agreements to market the NGLs for them. So, essentially we take the liquids in kind and then we market them. So, in a project like the condensate stabilization project or this alkalization project that we’re talking about, the key is that, we are committing those barrels that are our responsibility to a project, so that’s the stickiness or the relationship that we have with our producer customers in the Northeast.

Now, there’s a few situations where the producers have taken - with our permission, they’ve taken those products into kind, for instance on the Mariner East 1 project that’s public out there, arrange resources is committing volumes on a firm basis to that project. We’ve released them from their obligation for us to market their marketing directly on the ship, on the DLGC at mark.

So, my point here is that, these projects have to be supported by producer customers through those in kind agreements. It’s - and so, when you have a really good project with a lot of margin opportunity, the producers really need to feel like they have the right commercial arrangement to be able to support their economics for that. So, this is really a key thing. Again, it’s a real benefit with Marathon is because they are essentially also in the commodity business. And so, it works - I think there’s going to be real a good alignment of interest with our producer customers and the refining complex.

Unverified Participant
Right. And before I go to Doug and then to Ryan, one other thing Christina, to your point, we ever kind of term up and do a T&D, I don’t necessary like that term, but we do lots of T&Ds these days.

As I was talked before about our strategy going East with refine products, there lies - if we look at this hub that I am talking about, if that’s directional and up going, certainly, we’ll be looking at being an anchor shipper, because with all of the acquisitions that Tony has made across the East Coast, we’ve already seen tremendous synergies on how we’re supplying that market versus the past. Well, some very simple economics, if it’s costing $10 to $12 a barrel to get crude from the Bakken to refine it on the East Coast, I know, I can move a pipe by refining product pipelines for a couple of dollars of barrels. There’s a tremendous advantage there with -- by moving refined products. And being the largest refiner in the Midwest, it’s also our strategy kind of back to Chi’s question is a very first question. We want to balance the Midwest and we want to the shoulder quarters, we want to be able to move product. And I think, we can move product and transport product a lot cheaper than people can transport crude and then refine it into that market. So I think that is our long-term strategy as a big part of this strategy, when we were looking at MarkWest and as where do we go a number of years down the road, we’ve been thinking about how we get things up. We have the market. Not only we have the market with direct retail, we now have the market with wholesale also on the East Coast, so that makes a lot of sense. So let’s go Doug and I’ll come back to Ryan. Okay.

<Q - Doug Leggate>: Thanks, Gary. One of the risks to, I guess re-rating on some of your peers as been diversifying your earning stream you’re obviously doing that instead. But - Now look at slide 12 over your - you’re going to continue the to consolidate MPLX. So what is can you tell us what the midstream component, how about launching these on a net basis, because most of us tend to look out at on some of the parts and my follow-up to that, if I may is, given what happen to the MPLX’s share price. Can you talk about how you see the pacing of dropdowns in terms of the liquidity of, what essential still a retail market in terms of this ability to absorb the scale of the growth that you’ve laid out today?

<A>: Sure. Dan, you want to take this?

<A>: Sure. Well, let me address, Doug, your second question first. And clearly, the yield environment for MLPs has been a game changer in the last - I mean, frankly really since the time this deal was announced and really through the summer. So that - I think, you saw as part of the third quarter earnings, our indication that we would be looking at some form of sponsor support to drop earlier than what we might have expected. And I think, if we persist in an environment where the MLP yield and MPLX specifically is trading where it’s at with a higher yield, it probably accelerates that path. I mean, I think, again, our commitment is around the distribution growth path that we’ve laid out and we’ll figure out exactly how we need to get there, but it very well could impact the pace and the size of the drops as we go forward.

So that’s something we continue to evaluate. I mean, we’re, I think, you heard from us this morning, we’ll continue to say that we think where MPLX trading now is ridiculous. For the growth guidance that we’ve provided and have a firm now through the second quarter and part of the transaction, the fact that these units trade down with a 4.5% to 5% yield to us is so disconnected from a fundamental reality that it’s hard to imagine. Hopefully, through the transaction, after tomorrow some of the dust settles and you get people refocused on exactly what the long term value proposition is and we certainly expect and would hope to see that and if we don’t we’ll solve the equation as we go forward.

<A>: And let me put a little bit more meat on the bones with this transaction. Yes, we’ve been confused. We announced this transaction today after the [indiscernible] and your crude oil have just gone soft since then. Tremendous volatility and a very bumpy, choppy road within the midstream business since that point in time. I outlined we’re I think, and I am very confident and where I think, crude prices are going to go in 2016 and where they’re going to go in 2016 and whether they’re go in 2017. What has led this market to where it is today? It’s not necessary a flight from quality of earnings, I think there is going to be tremendous consolidation in this space.

We’ve consolidated the best in the space and MarkWest is the best in the space. It’s going to give us a platform to go forward. But the market has certainly not rewarded any consolidation, I just ask, any consolidation in this space, because there are no inflows of capital coming in. I think that’s going to turn. And if it goes back to, I’ve said this on our earnings call and I’ve said this on other calls, everything will divert to the quality of the earnings stream, the quality of the cash flow stream.

We now have a large cap, high growth MLP, and it’s a high quality. And I think everything will revert to, who has the highest quality, who has the best growth going forward, and I expect that this yield will recover and this yield will come down. We’ve got to get through the noise over the next couple of weeks of all the shorts and puts and swaps, and everything that is in this marketplace really should clear by tomorrow, but you would think, but it hasn’t yet and we’ll get through that, but everything will come back to the quality. And I think our MLP will be able to illustrate that we have a highest quality growth story in this large cap space. Ryan, then I’ll come over to Roger.

<Q - Ryan Todd>: Okay. Thanks Gary. And maybe this is, to some extent it depends on, as a reflection of your view on the duration and the sustainability of the size and the duration of the octane shortage. But can you talk a little bit about - you got a number of alkylate projects going on, you got expansions form a couple of SEC projects, you’ve got potential expansion in the Northeast. How do you view the - your strategy within in terms of taking advantage of this market, is it primarily to supply your own refining needs, do you want to expand larger end of the third-party market, and what you see is, in terms of the size of the market and the risks that we see and eventual over capitalization of this and or maybe your first move or position within that?

<A>: I totally understand. Let me have Rich talk about our reforming capacity first.

<A - Richard D. Bedell>: Well. We’ve got a great position. I think we’ve showed in the 2013, our reforming capacity is was really I think it’s an industry leading as percent of crude accrued. So, we’re not really looking at - at any real reformer capacity increases, we’ve got the capacity take that the lighter crudes in, we have to reform them to more severity to get the octane. We’ve got some other projects in addition with the in addition with the Oakwood around pentane isomerization, smaller projects there to increase octane, but they’re not - they’re not huge - huge producers. The big mover would the Oakwood project with MarkWest. I mean you talked talking about 20,000 barrels, 30,000 barrels a day of Oakwood that can could leverage into that’s a quite a bit octane. But I think you want to make it into the premium market or the regular unleaded.

The premium market is not that deep, okay. I mean most, most people still just fill up with 87. So, how deep this octane is if octane price have gone up because everybody needs to do something with all the other like light straight run that you got coming out of refinery. So - so that’s was maybe driving it. I don’t believe it’s a real deep market. We produce -- maybe 10% of our gasoline production is premium, part of that goes into the mid-grade, but that’s kind of like, where we are in that regard. So, I don’t know, if you want talk about, which we think longer term.

<A>: If you get out and look at the CAFE standards that are requiring a 34 MPG by 2022 I believe it is, that’s going to demand, therefore you need to have higher compression engines to be able to meet this demand and this is going to require octane. The other think to march some of our global customers are requiring octane as well. And if you look at the components that are coming into the east coast and really what is coming in, it’s a lot of reformate and some sea bob type of things are coming in, they also need some octane in order to be able to blend that up.

So, this is going to come down to a first mover advantage. The thing we have in the Midwest, by having our refineries in the Midwest, that we can soak-up some of these octane, having the butane in the project that Frank has been talking about. We’ve the source of the butane there. We also have, we believe a good - we have opportunities whether we go East or whether we go South, we have opportunities either way. For octane, we have opportunities to either blend it all up here in the Midwest and not bring up octane from the Gulf coast, blend up what we need in the Midwest or even to take some Octane if we decided to go East. So, we have many options and I think we also have everything always clears that transportation cost and I think we’ll have a transportation advantage, because we’re just close to the East coast. Roger, [indiscernible].

<A>: Thanks Gary. Maybe to change direction completely here, retail the Hess deal worked out great, timing is not everything, certainly a nice component. You mentioned in the presentation or it was mentioned within the presentation, some geographic holes, I was wondering would you look at something even beyond just those geographic holes and then as a second question within that space. MLP within the retail or the type of assets that are within retail it could be MLP, are those included in the numbers that have already been discussed?

<A>: Sure. Let me ask Tony to talk first about the geography, then I’ll come back and talk about the MLP.

<A - Anthony Kenney>: Yeah, when you think about retail, you want to leverage your existing assets, I mean retail is all about market share. So while there may be some great opportunities move outside of our current footprint, my comment was specifically meant to tell everyone that there are still many opportunities within our geography to leverage existing assets to be able to actually outperform competitors in those markets. So that’s really - and on top of that, I think the second piece and we’ve mentioned it several times, as we also want to maintain that synergy with the existing MPC refining and distribution system, because again we know there is uplift in our performance based on those synergies as well.

<A>: Okay. On the retail side and I’m going to go get too deep before I call on Tim or Nancy here, as far as MLP eligible assets. Retail by itself is not eligible, you’ve to put [indiscernible] blocker, so it’s not as efficient, but it’s something that we will continuously review and evaluate what makes sense for the long-term. Anything else to add Tim?

<A - Timothy Griffith>: Yeah, no I guess, I would just comment that we’ve identified as part of our $1.6 billion sort of the fuels distribution component which I think has more of a wholesale orientation to it. I think the -- our opportunity going forward to identify pieces that are maybe closer or attached to the retail chain are in front of us, they’re not part of the $1.6 billion, but we’ll evaluate those sort of at the appropriate time. We’ve got sort of all of the backlog we need at this point, and I think we’ll never say never that’s something we can certainly consider as we go forward.

<A>: Okay Faisal and then, we’ll come over next to Paul.

<Q>: Thanks just a couple of questions on as [indiscernible] rattle them off. So I appreciate your comments to Doug on how you plan to maintain the growth and the distribution at MPLX. But how are you thinking about balancing the demands of MPC shareholders versus MPLX unitholders. There seem to be a clear concern for new MPLX unitholders that MPC will maximize the value of the GP and therefore maybe minimize the value for MPLX. Second question is what is the guidance and outlook for MarkWest. We’ve seen a few numbers now. There was the guidance now that was put out at the Analyst Day, then there was - the numbers are put in proxy to base case, low case, and high case and Frank recently talked about how some of those numbers have changed with how he is looking at the credit quality of the customers.

And then last question on alkylation, what is your assumption on alkylation in terms of the spread between butane and gasoline to get to that $400 million and $500 million?

<A>: Right. First of all, how do we balance the needs of unitholders versus shareholders and that’s our requirement to be able to balance that as the GP. And I think what Tim and Nancy spoke about the first drop we’re going to do with units. If we want to do it with cash and just maximize the amount of cash, it comes back to the GP. That would be at the detriment of the MPLX unitholders. We’ve already said more than likely we’re going to go in other route to be able to always maintain our investment grade, but if you look at our history throughout the time October of 2012 was when we started our IPO. We’ve always been very balanced. We’ve always been very transparent on what we’re doing and you will continue to see us accomplish that. I used a word that is I think is the most important word for this team setting up here at the very beginning of my presentation and that’s credibility. And if we were to lose credibility of one versus another, game over. So, you’re going to see us always be balanced, and we’re going to do what’s right, and we’re going to do what’s right for the long-term. On the next question, Rich?

<A - Richard D. Bedell>: Alky is spread, it’s really looking at the butane in the basin and the maximum would be butane in the basin versus alkaloid in the harbor that kind of economics.

<Q>: [Question Inaudible]

<A>: I’m sorry.

<A>: MPLX guidance, all right?

<A>: All right.

<A>: I mean that’s - as we developed our standalone guidance for our third quarter earnings call, I mean I thought I was clear on the call that we were providing that to 6%, 10% distribution growth guidance based on our standalone business plan. So, now that we are a merged company and will be a merged company, we are talking now about the MPLX guidance that Tim and Nancy talked about. So, obviously, we factored into that MPLX guidance, the things that Doug mentioned, the risks associated with the volumes, the commodity price environment, the project schedules et cetera, then we obviously feel confident about the MPLX guidance, and then MarkWest support of that through our operating income.

<A>: Okay. Yes?

<Q>: [indiscernible] with UBS. I guess my first question is really for Frank, you’ve laid out the CapEx that you planned for the Northeast, given the fact that we’re seeing producer shift away from liquid rich, you’ve got a lot of gas coming in the Utica as well too. Does that changed the cadence of your investment, I think, Pam had said it before, $1.5 billion a year, is what it worked out mathematically, but does that cadence change at all, how should we be thinking about that is the risks of that number as well too?

<A>: Yes, it has changed. Our capital schedule, as I mentioned earlier, is based around all those in depth discussions around the producers drilling programs, which takes into account their decisions and most of them have that option to drill rich versus dry. So, if you think about again our third quarter earnings call guidance on a standalone basis, we had a wide range of CapEx there and I mentioned on that call that, I think I mentioned on that call that the - that range really is going to be driven by the timing of the projects required for the producer customers.

So, if you think about the midpoint of our range of $1.2 billion, that’s still at our current mid-point. That basically - part of that CapEx is completing plant projects that were already in progress. So, if you - so that will when we talk about our fourth quarter MPLX business, we will give you an update in terms of really the utilization, which will drop, because we’re completing plants that really were intended to be operating more in that 70% to 80% range. And so, we’ll have a drop in utilization. But part of that $1.2 billion is completion of those plants. Now we’re moving those as much as possible to optimize capital, but yes, the volumes have - the volumes through 2016, we talked about it last June at our - in our Analyst Day, we talked about continuously in our earnings call is that it’s flattened out for a period of time. But again, we’ve got a lot of confidence in those volumes returning as we drive the value of the NGLs. And frankly we haven’t talked about it at all. But we - the slide I typically used in the presentation like this, really also reinforces the fact that there are significant downstream gas pipeline projects, that are - that have come on in 2015, then we’ll continue to come on in 2016 - there’s like $30 billion of open seasons out there, right now for downstream pipeset, that as they come on, they will improve the net backs of the gas side of the equation for our producer customers.

So, again we’ve got a lot of visibility into all of those projects and we’re trying to manage our capital, we’re managing our capital in a way, which is just in time. We just, we really want to bring and we can do that because of the kind of the scope and scale of our operations up there. We can defer the plant projects and fractionation projects and compression to basically right size our capacity to support the producer customers.

<Q>: In response to [indiscernible] question, if we believe - was you would mention that, you’re - you are offering support to MPLX by taking back units, but I mean at the end of the day, you’re just a shareholder, rather than the public being a - be in a shareholder and moves and in equity overhang. So, your peers have talked about multiples below eight times, I noticed in the deck, that you’ve got to drop multiple of eight times to 10 times, in the near-term, while we’re - we are going through this turmoil into the space, would you consider a 7 or 7.5 drop multiple for the next drop?

<A>: All of those things going to the equation. We’ll always look at multiples, and I may not give you a number. We’ll look at multiples, we’ll look at drops, we’ll look at debt, we’ll look at taking back the units, we’ll look at all of those different things. So, that but I can’t give you a number today, but I do recognize, if you look at the yield on the marketplace and then look at some other transactions, but then I do recognize that the yield or excuse me the multiples come down in some cases, but as we always evaluate that, pardon.

<Q>: You’ve got 8 to 10 as the multiples ...

<A>: Right.

<Q>: ...is the eight officially a floor. Is that how we should think about that or can it go below that?

<A>: I just said that I will look at all the different number. I’m not giving you of floor or a ceiling.

<A - Gary R. Heminger>: Brain? Right here. Right..

<Q>: Gary, sticking on the capital markets theme, but the potential is roughly $15 billion organic backlog. If assuming markets remain weak, roughly how do you think about incubating those not just the incremental $6 billion to $9 billion, but actually the roughly $1.5 billion a year of projects?

<A>: Tim?

<A - Timothy T. Griffith>: Well, obviously, we will keep sort of close eye on sort of where the market are at. I think we would expect that there will be some equity funding into the partnership over time. I mean obviously, taking back units is not a structure that has sort of 10 years sustainability. So we’ll evaluate exactly where think are at. I think we - as we look at the growth, both the organic the sort of $1.5 billion average within the business as well as the additional, we will have the options to take it on at MPC potentially making it available partnership later, evaluation around multiples and so, we’ll solver that equation. Again, I think the good news, I think where we like to leave you with is that - we’ve got a full toolset to do that with. There is no - we’re not cornered into any one path. There is no force into a particular solution or not and we’ll evaluate those as we go forward.

<Q>: On next year’s funding, you’ve mentioned the drop will be likely all equity for the roughly $1.7 billion of organic remaining is that going to be more debt. How would you look at financing there and just lastly in a bare scenario of commodity prices, our commodity prices, do not recover as quickly as most of us anticipate. Is there a tipping point on the guidance for growth. We’ve seen lot of folks already revised guidance, but is there a tipping point where it doesn’t really make sense to grow in the 20% rate, or where do you see to use your toolkit to meet that guidance however is necessary?

<A>: Okay. Well and [Technical Difficulty] comment as well, I think, the funding perspective, taking back units were drops is a forum, I think again, we’ll utilize leverage, where we can do so efficiently within the partnership. We can -

again look at a number of different options and how we do that, so that sort of a - that’s a calculus that we’ll solve again as we go forward, but I think we’ll certainly with the intend to manage the leverage profile, within an investment grade construct, look at sort of utilizing that to extent and then filling in behind it with the tools that are necessary around it.

<A>: Yeah, I got to that point. Certainly, over time it’s a size of the partnership in a stable to growth, there will be some mean for public financing for sure. But to the extent that we can manage that in this sort of yield environment, we’ll do everything we can, so it echoes Tim’s point, we will use all the tools available, but it’s going to be very important to look at the incremental cost to the partnership, the impact on the structure of MPC overall and weigh all of that, as we figure out how to go far because there are so many different competing projects, making the decisions about the drop downs, making those accretive, what projects to incubate at MPC versus the financial the partnership levels. There is all the different variable and we’re really digging into the modeling around all of that today. So to be and a lot of it.

<A>: And Bryan, I’ll finish by saying it’s, as you look at, what we’ve laid out, we have a very strong line of side of what our growth is going forward and we can execute on that number. I never give you all that the number that I don’t expect that I know we can hit that number. But if the market doesn’t pay us for it, then we’re probably not going to do it, but I’m pretty confident that market is going to turn around here and the market will recognize the value that we have - and the value we can grow. I go back to my point of its quality of earnings and quality of EBITDA. We’ve illustrated today, we have that quality, but also the market has to recognize that. So all these things are in our toolkit, but I’m confident the market down the road will recognize that. I’ll come back to you Phil. Now you’ve had your hand up all day and then John will come back to you as well.

<Q>: I noticed an investor in the MLP or soon to be significant investor in the MLP come tomorrow, it’s a [indiscernible] track in stock, it’s a subsidiary, it’s not the - it’s not the parent that I’m investing in and so there is obviously a natural tension. I’m just trying to get an understanding is a lot of talk has been made and comments have made I should say regarding how incubation of projects will be done up at MPC for eventual drops and that’s a little bit different to me than assets at Marathon already has that might drop. So I’m just curious, for things that are incubated at the parent to be dropped, do you envision those drops being done generally at a cost plus or would it be, where they can be constructed at a five times multiple and they get dropped at the 8 to 10 multiple. Where there is a multiple expansion.

<A>: Yeah, I’m glad you ask that, because we want to define that, Don, you and I just had a discussion on that last week. You want to cover that?

<A>: Yeah, I mean I think our view - as you rightly said, if I haven’t ask that at MPC, it’s a cash generating asset at MPC and I’m going to give that asset up or relinquish some of that earnings power you expect to be compensated as an MPC investor for that. Our original conversations with MarkWest were really around entering into joint venture opportunities, where MPC might actually fund the project over time and then once you got to cash generation MarkWest would have the opportunity to buy at constructed cost or constructed cost plus carry probably. And I believe that our view around incubated projects would be consistent with that model that we talked about, had formulated at the time that we’re thinking about joint venture rather than a combination.

So, my view existing cash flow, MPC shareholders get compensated for, if MPC is incubating something for the benefit of MPLX, I think, you’re probably more in a model of a constructed cost plus carry.

<A>: And that goes back to Fizal’s question. We’re being very fair to both the shareholders and unitholders in doing so. So, I promised you at the front, so we have about five minutes, we’re going to take a few more questions and then we’ll take some questions on the side if you want afterwards. So, I’ll go to John then over to Phil, and we’ll see where we stand.

<Q - Edward George Westlake>: Yeah, hopefully this is a quick one John, Edward, Credit Suisse. Just a follow up on Ed’s earlier question on the counterparty risk and so it’s probably question for Frank. Just could you remind us what is the risk interpretative investment grade versus non-investment grade credit?

And then, embedded in that question is, should you see disruption to cash flows, are you assuming that you’re going to have a little more EBITDA drop down from MPC to offset that possible risk?

<A>: Okay. Well, as far as the - as far as the counterparty risk issue goes, the answer is yes. I mean, if you look at each individual producer customer’s balance sheet and their ratings, we are - when we actually develop a contract and agreement with those producer customers we take that issue into account. And if you look at the portfolio of customers right now, we have a range as I said earlier, a single B all the way up to investment grade. And so the best way to answer that question about how do you - I mean, how are you managing that risk and what is the result of managing that risk. It really is - we have factored in to our guidance and now the common, combined guidance with MPLX, what we assume will be the liquidity capability to support the drilling programs for the producers.

So for a B producer, we are - we basically have said, okay, we understand producer that you’re planning on executing this sort of - say a single rig drilling program, that we would - when we are developing our internal forecast, we are haircutting that in some cases down to basically zero growth because that producer we don’t feel is going to be able to finance that particular drilling program. But it’s all baked into the guidance.

And now - and we - I will, just as I said in our third quarter earnings call, this is a critical time of the year right now because of the redeterminations, the borrowing based determinations and the capital programs for the producer customers. So every quarter, we will do - we always do and we’ll update the market in terms of really what the result of the - those field capital programs and drilling programs are from the producers. So it’s really well through the guidance. What was the second question John?

<Q>: To the extent, there are some cash flow disruption because of the counterparty risk?

<A>: Yeah.

<Q>: I’m presuming your augmenting that would be perhaps additional EBITDA dropdown that you would do - than you would do otherwise?

<A>: We are. But it’s really the first step is self-help. I mean, it’s whether we’re part of MPLX or part of MarkWest a standalone, it’s - we are - we will continue, it’s a DCF per unit equation as you know. So if you just look at our contribution to MPLX, the first step is not going - basically going, how you better dropped earlier, whatever it’s really, what we can do to basically improve those, really the operating income through a combination of - maybe you might work creatively with a producer customer because of downstream markets to do something special for that particular producer that still net positive for us, maybe it’s obviously they’re just in time CapEx is really critical because it’s a BCF per unit equation from a distribution growth standpoint.

So, you will see MarkWest, yes, we’re a subsidiary of MPLX, and a part of the combined company, but we are going to aggressively proceed with all kinds of options to make that we are cutting capital, cutting operating expenses, improving volumes to be able to make sure, we’re hitting the BCF per unit number. Overall BCF may be coming down or flattening out from our growth targets, but we’re trying to hit those BCF for unit numbers. So, we’re not necessarily, but that being said, I mean, yes, I think you have many options, several options, in terms of how MPLX on a combined basis can hit this distribution targets and those knobs were all at there.

<Q>: All right. We’re going to finish up with [indiscernible].

<Q>: There are two questions. One is a clarification/follow up for Tim. The comment was made during the presentation about 100% of free cash flow being returned to shareholders through the cycle. There have been some other questions about this already, but I just want to ask on 2016 specifically given all the questions been asked, given [indiscernible] back units most likely, is 2016 a year where it makes sense to return less than 100% of the free cash flow to shareholders, whether it’s for parent company of balance sheet preservation or growth funding?

<A - Timothy T. Griffith>: Yeah. Well, again, as I think we were careful to say, its 100% free cash flow through cycle. I mean, it’s not defined by a quarter or by a six month period, but sort through the entire cycle. So, that will remain the target rather in a given year, we want to sort of flex that down or up a little bit, I think, remains to be seen based on the needs of the business and how the capital gets allocated. So, rather 2016, we’re less than 100%. I think you’ve seen certainly, Phil, since we spun we’ve done way more than 100%. We’ve been at probably 130% based on the free cash flow generation of the business. So, we’ll see. This is something that adjust over time and when we say 100% what we mean is that over a time period that will be our expectation.

<Q>: Follow up is for Gary. Your commentary on the macro environment on refining, I just thought I’d ask you a quick follow up on that around your view in the crude price recovery in the second half of the - you talked about strong refine product demand the first half of the year. We have a crude price recovery in the second half of the year, given that the profitability in refining has moved more from crude differentials to the product crack spreads. Do you worry on the second half of the year that if crude prices recover, we could see a contraction in refining margins given the elasticity response we’ve seen in the lower price environment.

<A - Gary R. Heminger>: Right. At the end of the day, as Don illustrated in his first slide, we’re always a spread business, again we got a big help when the price has declined and a stickiness on the margins coming down. I’ll come back to fill on how robust the global export market continues to be. And I believe if we see an uptick in crude price, I think you’re going to see European refining struggle a little bit. I think which is going to pure more U.S. distillate because of our manufacturing efficiency, and the natural gas advantage we have. I think you’re going to see more requirements on U.S. refining in order to be able to satisfy those markets. So, something we’re definitely we’ll have our eye on, have our eye on already. I know how these equations work, but I don’t think it should have - because it’s not going to be a spike, it’s going to be a gradual move and for its gradual move, it’s Tony’s job to get the price to the Street. So, if we get that gradual move and get the price to the Street and still $60, $65 is not that big of a now from what price is today, I think, it will be a gradual move throughout the year. But the thing I’d watch is, watch inventories between now and February, March, I think crude oil inventories around continue to build [indiscernible] is going to give us continued support. You’re going to have big turnarounds between now and all the way through the second quarter as you go from the Gulf Coast turnarounds and you get into the Midwest turnarounds. And I think, that’s going to be bullish, but I think, it will be a gradual move, but I watched this spring OPEC meeting as kind of the first indicator. Jeremy?

<Q>: Thanks. Just two real quick questions here. At the risk of being a dead horse just as far as the dropdown multiples are concerned, I think, you had discussed in the past one of the strengths of sponsored vehicle is the ability to adjust the drops to kind of back soft and hit your growth targets and I think, you’d talked about that in the past. I’m just wondering, if that’s still kind of - it’s one of many tools, is that still how you view that tool or any thoughts there?

<A>: Yes.

<Q>: Great. Thanks.

<A>: And then on slide 84. I think you talk about the growth investments there and for MPLX, it looks like it’s about a $1.5 billion through 2018 to 2020. And I wondered, does that include the $6 billion to $9 billion of - okay, so that’s not in the interim, just wondering if we were thinking...?

<A>: Nancy, you want to answer that?

<A>: Yeah. Absolutely. The $1.5 billion MarkWest is typically had a $1.5 billion to $2 billion run rate per year in CapEx and so the $6 billion to $9 billion is incremental on top of that.

<A>: And for that six to nine, I’m just wondering, some of them you don’t have a great clarity on, but how do you see that kind of materializing over time, if we’re going to - be baking that into our models, is that more of 2016, 2017 spend or 2018, 2019, 2020 spend or any help there would be great?

<A>: A number of those projects are still in the engineering design analytics space and so as they become closer to fruition, we’ll give you a lot more information about timing, where it will be financed, and all of those sorts of things. It’s just a little early. A lot of these are really projects that have come out in joint discussions between the two entities and some of them are much further down the road, but we’re not quite ready for prime time on a number of them.

<A>: If you want to model it, think of a, kind of an elongated bell curve, the frontend. We’re already at pre-engineering, conceptual engineering on the [indiscernible] project, some conceptual engineering and few other things. So, the first year, 18 months, you’ll be doing engineering and then kind of an elongated as those projects start to come on 6% to 9%, you take out over five years that’s $1.5 billion or so on average. If you think $7.5 billion, so kind of an elongated bell curve is how you would bring those on. But it’s going to take you a couple of years of engineering and permitting to be able to get those done.

<A>: Gary [ph], if I...

<Q>: I’m sorry, go ahead.

<A>: I’m sorry, go ahead.

<A>: Just before we leave the topic, I know we’ve had a lot of questions about dropdowns, I mean, dropdown multiples but if I might maybe, lot of the MWE unit holders aren’t used to this process. So, I might just remind everybody or clarify everybody that the reason we’re talking about the multiples, dropdown multiples as really just a range right now, it’s a process that we will go through that MPLX board will go through and the complex committee will go through, to look at the value and the independent advisor, financial advisor will look at this and basically say, what is fair to MPLX? So, there is a process that we go through it and it does have a wide range of potential outcomes, depending on what you’re looking for is accretion and it has to be fair.

So, you’re looking at the quality of their earnings, you’re looking at the capital cost, you’re looking at the financing considerations and it will go through a process. This is not a cram down MPLX is a acquiring EBITDA on a full run rate basis, so that has a lot of value. So, that’s why, you can’t really - we can’t give you a number right now. It’ll be a very individual on a project by project basis in termination is what’s fair. Is that fair?

Unidentified Participant
Fair, okay. All right, Well, thank you everyone. I appreciate your attention today. I wish you all happy holidays, Merry Christmas and most importantly be safe. Thank you.

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